FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                         Report of a Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


 For the month(s) of:  August 1999

                         NEWCOURT CREDIT GROUP INC.

                            207 Queens Quay West
                                 Suite 700
                          Toronto, Ontario Canada
                                  M5J 1A7


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

           Form 20-F   / /         Form 40-F  /X/

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes   / /                No    /X/

  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

           82-________________




                                 SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date:  August 9, 1999


 NEWCOURT CREDIT GROUP INC.

 /s/  Scott J. Moore
 --------------------------------
 By:  Scott J. Moore
      Executive Vice President
      Legal and General Counsel




                           MATERIAL CHANGE REPORT

                                                                  VIA EDGAR


REPORTING ISSUER:

Newcourt Credit Group Inc. ("Newcourt")
Newcourt Centre
207 Queens Quay West
Suite 700
Toronto, Ontario M5J 1A7


DATE OF MATERIAL CHANGE:

August 5, 1999


PRESS RELEASE:

The press release reporting the material change described in this report was issued on August 5, 1999.

The press release was distributed in Canada through Canada Newswire and in the United States via the National Wire Services of the Canadian Press, and was filed with The Toronto Stock Exchange, The Montreal Exchange, The New York Stock Exchange and with each of the securities regulatory authorities in each of the provinces in which Newcourt's common shares are qualified for distribution and distributed in Canada.


SUMMARY OF MATERIAL CHANGE:

On August 5, 1999, Newcourt jointly announced with The CIT Group, Inc. of Livingston, New Jersey ("CIT"), that the parties had entered into an amended and negotiated Agreement and Plan of Reorganization as of August 5, 1999 (the "Amended Agreement") to merge Newcourt and CIT pursuant to a Plan of Arrangement under the Business Corporation Act (Ontario). The Amended Agreement replaces and supersedes the original agreement and plan of reorganization as of March 7, 1999 (the "Original Agreement")

Under terms of the Amended Agreement, an exchange ratio of 0.70 (subject to possible downward adjustment pursuant to the terms of the Amended Agreement) will be applied, such that each outstanding Newcourt common share will be transferred by the holder thereof to Exchangeco, an indirect Nova Scotia subsidiary of CIT, in exchange for 0.70 shares of CIT common stock or, in the case of Canadian resident shareholders of Newcourt who so elect, 0.70 exchangeable shares of Exchangeco (which exchangeable shares will have similar attributes to CIT common stock and will be exchangeable at the holders' election into shares of CIT common stock for a period of five years following closing). The exchangeable shares, which will be listed on The Toronto Stock Exchange, will allow eligible electing holders of Newcourt common shares to defer any tax payable on the merger. All outstanding options to acquire common shares of Newcourt will be converted at closing into options to acquire CIT common stock on the same adjustable
0.70 exchange ratio, with all other terms and conditions of the Newcourt options (including vesting) remaining the same.

Following the acquisition, which will be accounted for on a purchase basis under United States generally accepted accounting principles, CIT shareholders will own approximately 61% of the combined company and Newcourt shareholders will own approximately 39%. Under the agreement, CIT's largest shareholder, The Dai-Ichi Kangyo Bank will own approximately 26.7% of the combined company. CIBC and Nomura Securities, two of Newcourt's largest shareholders, will own approximately 3.7% and 4.6% of the combined company, respectively.

The Agreement provides that upon closing of the transaction, CIT's board of directors will have 16 members, consisting of 12 directors from CIT and 4 directors from Newcourt. Mr. Gamper will serve as President and Chief Executive Officer of CIT. Mr. Banks, Newcourt's current Chairman, will be named non-executive Vice-Chairman of CIT and a member of its board of directors. Steven K. Hudson will retire as Chief Executive Officer of Newcourt Credit Group Inc. when the CIT Group Inc. acquisition of Newcourt is completed. The transaction, which has been unanimously approved by the board of directors of both companies, is expected to close, subject to regulatory approval, during the fourth quarter of 1999. The combined company will have its principal offices in New Jersey.

As part of the Amended Agreement, Newcourt has entered into a stock option agreement with CIT pursuant to which Newcourt has granted CIT an option to acquire up to 22,273,249 common shares of Newcourt at an exercise price subject to adjustment of U.S.$15.6875 per share. The option will be exercised only upon occurrence of certain events none of which has occurred as of the date hereof. The total value which CIT may realise through the option may not exceed US$15 million.

Completion of the merger is conditional upon, among other things, customary regulatory approvals, including approvals under the Bank Act (Canada), the Competition Act (Canada) and the Investment Bank Act as well as applicable US regulatory approvals. An arrangement must also be approved by the Ontario court as well as by shareholders of CIT and Newcourt. A joint proxy circular describing the transaction will be mailed to all CIT and Newcourt shareholders prior to the shareholder meetings necessary to consider the transaction.

Goldman Sachs and CIBC Wood Gundy Securities acted as financial advisors to Newcourt in connection with the merger and each of Goldman Sachs and CIBC Wood Gundy Securities have delivered an opinion to Newcourt that the adjustable exchange ratio of 0.70 shares of CIT common stock or, if so elected, 0.70 exchangeable shares, for each Newcourt common share is fair from a financial point of view to Newcourt's shareholders.

A copy of the Agreement and Plan of Reorganization is filed herewith and incorporated by reference in its entirety in this paragraph hereof. Certain information included in an analysts' presentation (the "Analysts'
Presentation") given by CIT is also filed herewith and incorporated in its entirety in this paragraph hereof.

FULL DESCRIPTION OF MATERIAL CHANGE:

See joint CIT/Newcourt Press Release dated August 5, 1999 attached as Schedule "A".

RELIANCE ON SECTION 75(3) OF THE ACT:

Not applicable.

OMITTED INFORMATION:

Not applicable.

SENIOR OFFICER:

For further information, please contact:

Scott J. Moore
Executive Vice President, Legal and General Counsel
Newcourt Credit Group Inc.
Telephone: (973) 355-7053

STATEMENT OF SENIOR OFFICER:

The foregoing accurately discloses the material change referred to herein. This report may contain forward-looking statements about the operations, objectives and strategies of Newcourt. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors including competitions, technological change, issues relating to Year 2000 readiness, the global capital markets and general economic conditions in the U.S., Canada, or internationally. These and other factors should be considered carefully and readers should not place undue reliance on Newcourt's forward-looking statements.


         DATED at Toronto, Ontario this 9th day of August, 1999.




Joint Press Release


                CIT AND NEWCOURT AGREE ON REVISED EXCHANGE RATIO

-- Acquisition Will Create World's Largest Publicly-Traded Commercial Finance
            Company; Deal Expected To Close In Fourth Quarter --

      LIVINGSTON, NJ. August 5, 1999 -- The CIT Group, Inc. (NYSE: CIT) and Newcourt Credit Group Inc. (NYSE, TSE, MSE: NCT) today announced that the companies have signed a new definitive agreement under which CIT will acquire Newcourt in an exchange of .70 share of CIT stock for each share of Newcourt. The combined company will be the largest publicly-held commercial finance company, with leadership positions in a diverse range of business segments.

                    The transactions, which is expected to close during the fourth quarter of 1999, has been approved by the Board of Directors of both companies. Completion of this transactions is conditioned upon, among other things, customary regulatory and shareholder approvals.

                    "We are pleased that after an extensive reassessement of Newcourt's value, we have arrived at a reasonable and fair exchange ratio," said Albert R. Gamper, Jr., CIT President and CEO. "Our mission now is to complete this deal as quickly as possible so that we can begin taking full advantage of the potent combination of CIT's balance sheet and credit capabilities and Newcourt's exceptional origination platform."

                    "Through this bold and transforming transaction CIT will make significant gains in terms of scale, geographic reach and business diversification. Specifically, with the addition of relationships with top tier vendors such as Lucent, Dell, Snap-On Tools and Western Star, as well as Newcourt's experienced capital finance team, we believe we have put together a powerful engine for sustained, disciplined growth and value creation," he added.

                    David F. Banks, Chairman of the Board of Newcourt said,
"We have always agreed that an acquisition by CIT affords Newcourt a number of strong benefits, particularly in the critical areas of funding costs and management disciplines. The synergies in this combination are tremendous. We look forward to the swift completion of this transaction and a smooth integration process."

      Mr. Gamper will remain Chief Executive Officer of The CIT Group. Mr. Banks, Newcourt's current Chairman, will be named non-executive Vice Chairman of CIT and a member of its Board of Directors. Following the close of the transactions, CIT's Board will have 16 members, including 12 directors from CIT and four directors from Newcourt.

      On a combined basis, The CIT Group will have more than $50 billion in managed assets and $2.2 billion in revenues, with more than 8,000 employees in locations throughout the world. The combined company will have its principal offices in New Jersey.

      Following the acquisition, which will be accounted for on a purchase basis, CIT shareholders will own approximately 61% of the combined company and Newcourt shareholders will own approximately 39%. The Dai-Ichi Kangyo Bank, CIT's largest shareholder, will own approximately 26.7% of the combined company and CIBC and Nomura Securities, two of Newcourt's largest shareholders, will own approximately 3.7% and 4.6% respectively.

      J.P. Morgan and Donaldson, Lufkin & Jenrette acted as financial advisors and provided fairness opinions to CIT, Goldman Sachs and CIBC Wood Gundy Securities acted as financial advisors and provided fairness opinions to Newcourt.

                                      ###

For further information:

Media Contacts:      Michael J. McGowan, The CIT Group (973) 535-3506
                     Rick Perkins, Newcourt Services (416) 507-5437;

Investor Contacts:   Jeffrey D. Simon, The CIT Group (973) 535-5911
                     Geoff Ichii, Newcourt Services (416) 507-6151

                                      ###




                                                             CONFORMED COPY




                            AMENDED AND RESTATED


                    AGREEMENT AND PLAN OF REORGANIZATION


                                  Between


                            THE CIT GROUP, INC.


                                    and


                         NEWCOURT CREDIT GROUP INC.


                 Amended and Restated as of August 5, 1999





                             TABLE OF CONTENTS


                                                                         Page

                                  ARTICLE I

                               THE ARRANGEMENT . . . . . . . . . . . . . . 2

 1.1.  Plan of Arrangement . . . . . . . . . . . . . . . . . . . . . . . . 2
 1.2.  Implementation of Arrangement by Newcourt . . . . . . . . . . . . . 3
 1.3.  Implementation of Arrangement by CIT  . . . . . . . . . . . . . . . 3
 1.4.  Interim Order . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
 1.5.  Articles of Arrangement . . . . . . . . . . . . . . . . . . . . . . 5
 1.6.  Treatment of Stock Options  . . . . . . . . . . . . . . . . . . . . 5


                                 ARTICLE II

                             CERTAIN DEFINITIONS . . . . . . . . . . . . . 6

 2.1.  Certain Definitions.  . . . . . . . . . . . . . . . . . . . . . . . 6

                                 ARTICLE III

                       DISCLOSURE SCHEDULES; STANDARDS
                     FOR REPRESENTATIONS AND WARRANTIES . . . . . . . . . 18

 3.1.  Disclosure Schedules  . . . . . . . . . . . . . . . . . . . . . .  18
 3.2.  Standards . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19


                                 ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF NEWCOURT . . . . . . . 19

 4.1.  Corporate Organization  . . . . . . . . . . . . . . . . . . . . .  19
 4.2.  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . .  20
 4.3.  Authority; No Violation . . . . . . . . . . . . . . . . . . . . .  21
 4.4.  Consents and Approvals  . . . . . . . . . . . . . . . . . . . . .  22
 4.5.  Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
 4.6.  Financial Statements  . . . . . . . . . . . . . . . . . . . . . .  24
 4.7.  Broker's Fees . . . . . . . . . . . . . . . . . . . . . . . . . .  25
 4.8.  Absence of Changes  . . . . . . . . . . . . . . . . . . . . . . .  25
 4.9.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .  26
 4.10.  Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
 4.11.  Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
 4.12.  OSC and SEC Reports. . . . . . . . . . . . . . . . . . . . . . .  28
 4.13.  Newcourt Information.  . . . . . . . . . . . . . . . . . . . . .  29
 4.14.  Compliance with Applicable Law . . . . . . . . . . . . . . . . .  29
 4.15.  Certain Contracts. . . . . . . . . . . . . . . . . . . . . . . .  30
 4.16.  Agreements with Regulatory Agencies  . . . . . . . . . . . . . .  30
 4.17.  Environmental Matters  . . . . . . . . . . . . . . . . . . . . .  31
 4.18.  Opinion. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
 4.19.  [reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
 4.20.  Property . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
 4.21.  Year 2000 Compliance Plan  . . . . . . . . . . . . . . . . . . .  32
 4.22.  Interested Party Transactions  . . . . . . . . . . . . . . . . .  33
 4.23.  Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
 4.24.  Board Approval . . . . . . . . . . . . . . . . . . . . . . . . .  33
 4.25.  Intellectual Property  . . . . . . . . . . . . . . . . . . . . .  33

                                  ARTICLE V

                       REPRESENTATIONS AND WARRANTIES
                                   OF CIT . . . . . . . . . . . . . . . . 34

 5.1.  Corporate Organization  . . . . . . . . . . . . . . . . . . . . .  34
 5.2.  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . .  35
 5.3.  Authority; No Violation . . . . . . . . . . . . . . . . . . . . .  36
 5.4.  Consents and Approvals  . . . . . . . . . . . . . . . . . . . . .  37
 5.5.  Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
 5.6.  Financial Statements  . . . . . . . . . . . . . . . . . . . . . .  38
 5.7.  Broker's Fees . . . . . . . . . . . . . . . . . . . . . . . . . .  39
 5.8.  Absence of Changes; Conduct of Business . . . . . . . . . . . . .  39
 5.9.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .  40
 5.10.  Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
 5.11.  Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
 5.12.  SEC Reports  . . . . . . . . . . . . . . . . . . . . . . . . . .  42
 5.13.  CIT Information  . . . . . . . . . . . . . . . . . . . . . . . .  43
 5.14.  Compliance with Applicable Law . . . . . . . . . . . . . . . . .  43
 5.15.  Certain Contracts. . . . . . . . . . . . . . . . . . . . . . . .  43
 5.16.  Agreements with Regulatory Agencies  . . . . . . . . . . . . . .  44
 5.17.  Environmental Matters  . . . . . . . . . . . . . . . . . . . . .  44
 5.18.  Opinion. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
 5.19.  Ownership of Newcourt Common Shares. . . . . . . . . . . . . . .  45
 5.20.  Property . . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
 5.21.  Year 2000 Compliance Plan  . . . . . . . . . . . . . . . . . . .  46
 5.22.  Interested Party Transactions  . . . . . . . . . . . . . . . . .  46
 5.23.  Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . .  46
 5.24.  Board Approval . . . . . . . . . . . . . . . . . . . . . . . . .  46
 5.25.  Intellectual Property  . . . . . . . . . . . . . . . . . . . . .  46
 5.26.  DGCL Section 203 . . . . . . . . . . . . . . . . . . . . . . . . 47
 5.27.  CIT Knowledge  . . . . . . . . . . . . . . . . . . . . . . . . . 47

                                 ARTICLE VI

                  COVENANTS RELATING TO CONDUCT OF BUSINESS  . . . . . . 47

 6.1.  Covenants of CIT and Newcourt . . . . . . . . . . . . . . . . . .  47

                                 ARTICLE VII

                            ADDITIONAL AGREEMENTS  . . . . . . . . . . .  52

 7.1.  Regulatory Matters. . . . . . . . . . . . . . . . . . . . . . . .  52
 7.2.  Access to Information . . . . . . . . . . . . . . . . . . . . . .  55
 7.3.  Shareholder Meetings  . . . . . . . . . . . . . . . . . . . . . .  55
 7.4.  Legal Conditions to Arrangement . . . . . . . . . . . . . . . . .  57
 7.5.  Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
 7.6.  Stock Exchange Listings; Tax Status . . . . . . . . . . . . . . .  57
 7.7.  Employee Benefit Plans; Existing Agreements . . . . . . . . . . .  58
 7.8.  Indemnification . . . . . . . . . . . . . . . . . . . . . . . . .  60
 7.9.  Additional Agreements . . . . . . . . . . . . . . . . . . . . . .  62
 7.10.  Coordination of Dividends  . . . . . . . . . . . . . . . . . . .  62
 7.11.  [reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
 7.12.  [reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
 7.13.  Board of Directors . . . . . . . . . . . . . . . . . . . . . . .  63
 7.14.  Notification of Certain Matters  . . . . . . . . . . . . . . . .  64
 7.15.  Comfort Letters. . . . . . . . . . . . . . . . . . . . . . . . .  64
 7.16.  Year 2000  . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
 7.17.  No Inconsistent Actions  . . . . . . . . . . . . . . . . . . . .  64
 7.18.  [reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . .  64
 7.19.  Phase II Transactions  . . . . . . . . . . . . . . . . . . . . .  64
 7.20.  Newcourt Allowance . . . . . . . . . . . . . . . . . . . . . . .  66

                                ARTICLE VIII

                            CONDITIONS PRECEDENT  . . . . . . . . . . .   66

 8.1.  Conditions to Each Party's Obligation To Effect the Arrangement .  66
 8.2.  Conditions to Obligations of CIT  . . . . . . . . . . . . . . . .  68
 8.3.  Conditions to Obligations of Newcourt . . . . . . . . . . . . . .  70
 8.4.  No Adverse DKB Regulatory Condition; No Adverse Amendment . . . .  71
 8.5.  Satisfaction of Conditions  . . . . . . . . . . . . . . . . . . .  72

                                 ARTICLE IX

                          TERMINATION AND AMENDMENT  . . . . . . . . . .  72

 9.1.  Termination . . . . . . . . . . . . . . . . . . . . . . . . . . .  72
 9.2.  Effect of Termination . . . . . . . . . . . . . . . . . . . . . .  74
 9.3.  Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . .  76
 9.4.  Extension; Waiver . . . . . . . . . . . . . . . . . . . . . . . .  77

                                  ARTICLE X

                             GENERAL PROVISIONS . . . . . . . . . . . .   77

 10.1.  Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  77
 10.2.  Nonsurvival of Representations, Warranties and Agreements  . . .  77
 10.3.  Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78
 10.4.  Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  78
 10.5.  Interpretation . . . . . . . . . . . . . . . . . . . . . . . . .  79
 10.6.  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . .  80
 10.7.  Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . .  80
 10.8.  Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . .  80
 10.9.  Enforcement of Agreement . . . . . . . . . . . . . . . . . . . .  80
 10.10.  Severability  . . . . . . . . . . . . . . . . . . . . . . . . .  80
 10.11.  Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . .  81
 10.12.  Assignment; No Third Party Beneficiaries  . . . . . . . . . . .  81
 10.13.  No Personal Liability . . . . . . . . . . . . . . . . . . . . .  81

      Exhibit A          Form of Plan of Arrangement (including
                         Exchangeable Share Provisions)
      Exhibit B          Form of Arrangement Resolution
      Exhibit C          Form of Support Agreement
      Exhibit D          Form of Voting and Exchange Trust Agreement
      Exhibit E          Forms of  Comfort Letters
      Exhibit F          Form of Comfort Letter for Final Adjusted
                          Shareholders' Equity calculation

      Exhibit 7.5        Forms of Affiliates Letters




                            AMENDED AND RESTATED
                    AGREEMENT AND PLAN OF REORGANIZATION

           AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION, amended and restated as of August 5, 1999 (this "Agreement"), between The CIT Group, Inc., a Delaware corporation ("CIT"), and Newcourt Credit Group Inc., an Ontario corporation ("Newcourt").

           WHEREAS, the parties previously entered into an Agreement and Plan of Reorganization, dated as of March 7, 1999 (as amended, the "March Agreement"); and

           WHEREAS, the Boards of Directors of CIT and Newcourt have determined that it is in the best interests of their respective companies and their shareholders to amend and restate the March Agreement and to consummate the business combination transaction provided for herein; and

           WHEREAS, in order to induce Newcourt to enter into this Agreement, The Dai-Ichi Kangyo Bank, Limited, a Japanese bank ("DKB") which beneficially owns approximately 43% of the outstanding shares of CIT Common Stock (as defined herein) is contemporaneously entering into an Amended and Restated Voting Agreement, of even date herewith (the "DKB Voting Agreement"), with Newcourt; and

           WHEREAS, in order to induce CIT to enter into this Agreement, each of Hercules Holdings (Cayman) Limited, a Cayman Islands company which beneficially owns approximately 11.8% of the outstanding Newcourt Common Shares (as defined herein), and Canadian Imperial Bank of Commerce, a chartered bank pursuant to the Bank Act (Canada) which beneficially owns approximately 9.5% of the outstanding Newcourt Common Shares, and each of the executive officers of Newcourt listed on Appendix I attached hereto, is contemporaneously entering into a Voting Agreement, of even date herewith, with CIT; and

           WHEREAS, as a condition and inducement to CIT's willingness to enter into this Agreement, Newcourt and CIT are contemporaneously entering into a Stock Option Agreement, of even date herewith (the "Stock Option Agreement"); and

           WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Arrangement (as defined herein) and also to prescribe certain conditions to the Arrangement.

           NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


                                 ARTICLE I

                              THE ARRANGEMENT

           1.1. Plan of Arrangement. Subject to the terms and conditions of this Agreement and the Plan of Arrangement, substantially in the form attached hereto as Exhibit A (the "Plan of Arrangement"), at the Effective Time (as defined herein) (i) each outstanding Newcourt Common Share of which the holder is an Eligible Electing Holder (as defined in Section 2.1 hereof) for which the holder thereof shall have made a valid election shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares of Class A Common Stock, par value $0.01 per share (the "CIT Common Stock"), of CIT equal to the Exchange Ratio (as defined in Section 2.1 hereof), (ii) each Newcourt Common Share of which the holder is an Eligible Electing Holder for which the holder thereof shall have made a valid election shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares in the class of non-voting exchangeable shares in the capital of Exchangeco (each, an "Exchangeable Share") equal to the Exchange Ratio, (iii) each Newcourt Common Share held by any holder who is not an Eligible Electing Holder or who is an Eligible Electing Holder but who has not made a valid election as described above (other than (x) Newcourt Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Newcourt Common Shares held by such shareholder and (y) Newcourt Common Shares held by CIT or any Subsidiary or affiliate thereof) shall be transferred by the holder thereof, without any act or formality on the part of such holder, to Exchangeco in exchange for a number of fully paid and non-assessable shares of CIT Common Stock equal to the Exchange Ratio, (iv) each Newcourt Option shall be exchanged for a Replacement Option to purchase shares of CIT Common Stock as contemplated by Section
 1.6 and (v) the other terms set forth in the Plan of Arrangement shall be implemented. The Plan of Arrangement provides for the terms of the Arrangement and the mode of carrying the Arrangement into effect. Such terms and conditions are incorporated by reference herein and made a part hereof.

           1.2. Implementation of Arrangement by Newcourt. Newcourt shall, following preparation with CIT of the Proxy Circular:

           (a) apply in a manner reasonably acceptable to CIT under section 182 of the OBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently pursue the obtaining of the Interim Order;

           (b) convene and hold the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the notice for such meeting;

           (c) subject to obtaining such shareholder approval as is required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

           (d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions set forth herein, send to the Director for endorsement as a certificate of arrangement under section 183(2) of the OBCA, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement.

           1.3. Implementation of Arrangement by CIT. (a) As promptly as practicable following the date of this Agreement:

                  (1) CIT shall incorporate Newco as a Nova Scotia unlimited liability company and a wholly owned Subsidiary of CIT with a class of common shares ("Newco Common Shares") and a class of preferred shares ("Newco Preferred Shares"); and

                  (2) CIT shall, or shall cause Newco to, incorporate Exchangeco as a Nova Scotia limited liability company and a Subsidiary of Newco with authorized capital of (A) one million common shares ("Exchangeco Common Shares"), (B) 15 billion non-cumulative non-voting Class A preferred shares ("Exchangeco Class A Preferred Shares"), which shares shall be redeemable and retractable at any time for C$1.00 per share, (C) one billion cumulative non-voting Class B preferred shares ("Exchangeco Class B Preferred Shares"), which shares shall be redeemable after seven years at the option of Exchangeco for C$1.00 per share, and
           (D) one billion Exchangeable Shares.

           (b) At or prior to the Effective Time and subject to the satisfaction or waiver of the other conditions set forth herein:

                  (1) CIT shall execute and deliver, and shall cause each of Newco and Exchangeco to execute and deliver, the Support Agreement;

                  (2) CIT shall execute and deliver, and shall cause each of Newco and Exchangeco to execute and deliver, the Voting and Exchange Trust Agreement; and

                  (3)  CIT shall issue to the Trustee the CIT Special
           Voting Share.

           (c) Not later than the day next preceding the Effective Date, and subject to the satisfaction or waiver of the conditions set forth herein:

                  (1) CIT shall transfer to Newco, in exchange for additional Newco Common Shares, shares of CIT Common Stock (the "CIT Closing Issuance Shares") in an amount sufficient to allow Exchangeco to meet its obligations to transfer CIT Common Stock to shareholders of Newcourt in accordance with the terms of the Plan of Arrangement;

                  (2) CIT shall cause Newco to transfer the CIT Closing Issuance Shares to Exchangeco, in exchange for (A) Exchangeco Class B Preferred Shares having an aggregate fair market value not less than 2 percent of the value of Newcourt on the date of this Agreement (determined based on the Exchange Ratio and the closing price of CIT Common Stock on the New York Stock Exchange on the day prior to the date of this Agreement) and (B) Exchangeco Class A Preferred Shares having an aggregate redemption price equal to the amount obtained by subtracting the aggregate fair market value of the Exchangeco Class B Preferred Shares from the aggregate current market price of the CIT Closing Issuance Shares; and

                  (3) CIT shall cause Newco to sell to a third party not affiliated with either CIT or Newcourt a number of Exchangeco Class B Preferred Shares that exceeds 20 percent of the number of Exchangeco Class B Preferred Shares transferred to Newco pursuant to Section 1.3(c)(2).

           1.4. Interim Order. The notice of motion for the application referred to in Section 1.2(a) shall request that the Interim Order provide:

           (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof and for the manner in which such notice is to be provided;

           (b) that the requisite shareholder approval for the Arrangement Resolution shall be 662/3% of the votes cast on the Arrangement Resolution by holders of Newcourt Common Shares present in person or by proxy at the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof;

           (c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Newcourt, including quorum requirements and all other matters, shall apply in respect of the meeting of Newcourt's shareholders contemplated by Section 7.3 hereof; and

           (d)  for the grant of the Dissent Rights.

           1.5. Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement as described in Sections 1.1 and 1.6 hereof, provide as contemplated by the Plan of Arrangement.

           1.6. Treatment of Stock Options. At the Effective Time, each option granted by Newcourt (a "Newcourt Option") to purchase Newcourt Common Shares which is outstanding and unexercised immediately prior thereto shall be converted automatically into an option to purchase shares of CIT Common Stock (each a "Replacement Option") under the CIT Transition Option Plan in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the CIT Transition Option
 Plan):

           (a) The number of shares of CIT Common Stock to be subject to the Replacement Option shall be equal to the product of the number of Newcourt Common Shares subject to the original Newcourt Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of CIT Common Stock resulting from such multiplication shall be rounded down to the nearest whole number of shares of CIT Common Stock;

           (b) The exercise price per share of CIT Common Stock under the Replacement Option shall be equal to the exercise price per Newcourt Common Share under the original Newcourt Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent; and

           (c) The Board of Directors of Newcourt shall not exercise any discretion or take any action which would result in the acceleration of the vesting of any unvested Newcourt Option, or would result in any cash becoming payable by Newcourt or, after the Effective Time, CIT in respect of any such option; provided, however, that nothing contained herein shall be deemed to prohibit any such acceleration or cashout which is provided in any employment agreement between Newcourt and any holder of a Newcourt Option or in any new employment agreement between CIT and any holder of a Newcourt Option.

 The duration and other terms of each Replacement Option shall be the same as the original Newcourt Option immediately prior to the Effective Time, except that all references to Newcourt shall be deemed to be references to CIT and except to the extent a new employment agreement to be entered into hereunder modifies the duration or the terms of the Replacement Options.


                                 ARTICLE II

                            CERTAIN DEFINITIONS

           2.1. Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings indicated:

           "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation, amalgamation, arrangement or other business combination involving, or a recapitalization of, a party to this Agreement or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, a party to this Agreement or any of its Subsidiaries other than the transactions contemplated or permitted by this Agreement, but "Acquisition Proposal" shall not include the entering into of partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of the ordinary course funding activities of such party;

           "Adjusted Exchange Ratio" means the Exchange Ratio that would be applicable under the first proviso to the definition of Exchange Ratio if Final Adjusted Shareholders' Equity was exactly $1,730,319,000.

           "Adjusted Shareholders Equity" as of any date shall mean total shareholders' equity reflected on the Section 7.2(d) Balance Sheet as of such date, (i) minus the amount of goodwill reflected on the Section 7.2(d) Balance Sheet as of such date, minus (ii) Excess After-Tax Securitization Fees, and (iii) adjusted to exclude the effects of any Net Worth Charges.

           "Arrangement" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

           "Arrangement Documents" has the meaning set forth in Section 5.3.

           "Arrangement Resolution" means the special resolution of the holders of Newcourt Common Shares, to be substantially in the form and content of Exhibit B attached hereto.

           "Articles of Arrangement" means the articles of arrangement of Newcourt in respect of the Arrangement filed under the OBCA after the Final Order is made giving effect to the Arrangement.

           "Bankruptcy Exception" means, in respect of any agreement, contract or commitment, any limitation thereon imposed (i) by any bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar law affecting creditors' rights and remedies generally and (ii) with respect to the enforceability of any agreement, contract or commitment, by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

           "Base Equity" equals $1,830,319,000.

           "BHC Act" means the Bank Holding Company Act of 1956, as amended.

           "Canadian GAAP" means Canadian generally accepted accounting principles.

           "Canadian Resident" means a resident of Canada for the purpose of the Income Tax Act (Canada).

           "CIT Closing Issuance Shares" has the meaning set forth in
 Section 1.3(c)(1).

           "CIT Common Stock" has the meaning set forth in Section 1.1 (it being understood that to the extent that, prior to the Effective Time, the CIT Certificate of Incorporation is amended to rename or reclassify the Class A common stock, "CIT Common Stock" shall refer to the Class A common stock as so renamed or reclassified).

           "CIT Contract" has the meaning set forth in Section 5.15.

           "CIT Disclosure Schedule" has the meaning set forth in Section
 3.1.

           "CIT ERISA Affiliate" has the meaning set forth in Section 5.11.

           "CIT Plans" has the meaning set forth in Section 5.11.

           "CIT Price" means $26.0625.

           "CIT Regulatory Agencies" has the meaning set forth in Section
 5.5.

           "CIT Regulatory Agreement" has the meaning set forth in Section
 5.16.

           "CIT Reports" has the meaning set forth in Section 5.12.

           "CIT Shareholder Matters" has the meaning set forth in Section
 7.3.

           "CIT Special Voting Share" has the meaning set forth in the Voting and Exchange Trust Agreement.

           "CIT Subsidiary" means each Subsidiary of CIT.

           "CIT Transition Option Plan" means an option plan to be established by CIT pursuant to which Replacement Options will be issued.

           "Closing" has the meaning set forth in Section 10.1.

           "Closing Date" has the meaning set forth in Section 10.1.

           "Code" means the Internal Revenue Code of 1986, as amended.

           "Confidentiality Agreement" has the meaning set forth in Section
 7.2.

           "Court" means the Ontario Court of Justice (General Division).

           "Co-Venturer" has the meaning set forth in Section 7.1.

           "Date Data" has the meaning set forth in Section 4.21.

           "Date-Sensitive System" has the meaning set forth in Section
 4.21.

           "Dell Contract" means the Agreement of Limited Partnership of Dell Financial Services, LP, dated April 14, 1997, by and among Dell Credit Company LLC, Dell DFS Corporation and Newcourt DFS Inc. and the "Ancillary Agreements" contemplated therein.

           "Director" means the Director appointed pursuant to Section 278 of the OBCA.

           "Dissenting Shareholder" has the meaning set forth in Section 1.1 of the Plan of Arrangement.

           "Dissent Rights" means the rights of dissent in respect of the Arrangement granted to holders of Newcourt Common Shares described in the Plan of Arrangement.

           "Effective Time" has the meaning set forth in the Plan of Arrangement.

           "Eligible Holder" means a holder of Newcourt Common Shares (i) who is a Canadian Resident, or (ii) which is a partnership that owns Newcourt Common Shares if one or more of its members would be an Eligible Electing Holder under clause (i) of this definition if such members held such shares directly.

           "Encumbrance" means, with respect to any Property, any encumbrance, mortgage, hypothecation, prior claim, lien, pledge, collateral assignment, assignment for security, charge, security interest or equitable interest in respect of such Property or any restriction on the right to vote, sell or otherwise dispose of such Property.

           "Environmental Laws" has the meaning set forth in Section 4.17.

           "ERISA" has the meaning set forth in Section 4.11.

           "ERISA Affiliate" has the meaning set forth in Section 4.11.

           "Excess After-Tax Securitization Fees" shall mean the product of
 (i) Excess Securitization Fees and (ii) .60.

           "Excess Securitization Fees" shall mean: (i) if the Final Net Worth Statement is dated as of September 30, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through September 30, 1999 exceeds $90 million; (ii) if the Final Net Worth Statement is dated as of October 31, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through October 31, 1999 exceeds $120 million; (iii) if the Final Net Worth Statement is dated as of November 30, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through November 30, 1999 exceeds $150 million; and (iv) if the Final Net Worth Statement is dated as of December 31, 1999, the amount, if any, by which Securitization Fees realized during the period from July 1, 1999 through December 31, 1999 exceeds $210 million.

           "Exchange Act" means the Securities Exchange Act of 1934, as amended.

           "Exchange Ratio" shall mean .70, provided, however, that if Final Adjusted Shareholders' Equity is less than Base Equity and equal to or greater than $1,730,319,000, then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth (1/10,000) of a share) obtained by dividing (i) the amount by which (A) the product of (x) .70 and
 (y) Total Newcourt Shares exceeds (B) the quotient obtained by dividing (x) the amount by which Base Equity exceeds Final Adjusted Shareholders' Equity by (y) the CIT Price by (ii) Total Newcourt Shares; provided further, however, that if Final Adjusted Shareholders' Equity is less than $1,730,319,000 then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth (1/10,000) of a share) obtained by dividing (i) the amount by which (A) the product of (x) the Adjusted Exchange Ratio and
 (y) Total Newcourt Shares exceeds (B) the quotient obtained by dividing (x) the product of (1) 1.5 and (2) the amount by which $1,730,319,000 exceeds Final Adjusted Shareholders' Equity by (y) the CIT Price by (ii) Total Newcourt Shares.

           "Exchangeable Shares" has the meaning set forth in Section 1.1.

           "Exchangeco" means a Subsidiary of Newco incorporated as a limited liability company under the laws of the Province of Nova Scotia, all of the Exchangeco Common Shares of which will be owned by Newco.

           "Exchangeco Class A Preferred Shares" has the meaning set forth in Section 1.3(a)(2).

           "Exchangeco Class B Preferred Shares" has the meaning set forth in Section 1.3(a)(2).

           "Exchangeco Common Shares" has the meaning set forth in Section 1.3(a)(2).

           "Federal Reserve Board" has the meaning set forth in Section 5.4.

           "Final Adjusted Shareholders' Equity" shall mean Adjusted Shareholders' Equity calculated on the basis of the Final Net Worth Statement.

           "Final Net Worth Statement" shall mean the Section 7.2(d) Balance Sheet as of the end of the month immediately preceding the month in which the Closing shall occur; provided, however, that if the Closing Date is a day that is the fifteenth or earlier day of a month, then the "Final Net Worth Statement" shall mean the Section 7.2(b) Balance Sheet as of the end of the second preceding month prior to the month in which the Closing shall occur.

           "Final Order" means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

           "Governmental Entity" has the meaning set forth in Section 4.4.

           "Hazardous Materials" has the meaning set forth in Section 4.17.

           "Injunction" has the meaning set forth in Section 8.1.

           "Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by Section 1.4.

           "ITA" means the Income Tax Act (Canada).

           "Lucent Contract" means the Financial Services Agreement, dated March 9, 1998, by and between Lucent Technologies Inc. and Newcourt Credit Group, Inc.

           "Material Adverse Effect" means, with respect to CIT or Newcourt, as the case may be, a material adverse effect on (a) the business or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (i) any change in general economic or capital market conditions or in prevailing levels of interest rates, (ii) with respect to Newcourt, any change in Canadian GAAP or, with respect to CIT, any change in U.S. GAAP, (iii) any action or omission of Newcourt or CIT or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (iv) solely with respect to a material adverse effect on the financial condition of Newcourt and its Subsidiaries taken as a whole, any fact, circumstance or event to the extent such fact, circumstance or event is reflected in the calculation of Final Adjusted Shareholders' Equity, or (b) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

           "ME" means the Montreal Exchange.

           "New CIT" means CIT from and after the Effective Time.

           "Net Worth Charge" means costs, losses, provisions, charge-offs and write-offs (including provisions that are made to comply with Section
 7.20 hereof to the extent such provisions are made in respect of charge-offs of any assets set forth on Schedule X attached to Section 4.6 of the Newcourt Disclosure Schedule) which have the effect of reducing shareholders' equity and which result from or relate to (i) the assets, accounts and balance sheet items reflected on such Schedule X but only to the extent specified thereon and (ii) up to $30 million of out-of-pocket or accrued fees and expenses (consisting of legal, accounting, and investment banking fees and expenses, registration and filing fees, and printing expenses) incurred and to be incurred by Newcourt in connection with the transactions contemplated hereby, plus litigation costs in respect of any shareholder litigation commenced on or after the date hereof, plus all severance-related costs (other than those set forth in Section 2.1 of the Newcourt Disclosure Schedule), retention-related costs not to exceed $12 million and disclosed prior to the date hereof to CIT, and retention-related costs expressly approved by CIT after the date hereof.

           "Newco" means a wholly owned Subsidiary of CIT incorporated as an unlimited liability company under the laws of the Province of Nova Scotia.

           "Newco Common Share" has the meaning set forth in Section
 1.3(a)(1).

           "Newco Preferred Share" has the meaning set forth in Section
 1.3(a)(1).

           "Newcourt Common Share" means a common share in the capital of Newcourt, and, for purposes of Section 1.1, shall mean a common share in the capital of Newcourt or a Newcourt Special Share.

           "Newcourt Contract" has the meaning set forth in Section 4.15.

           "Newcourt Disclosure Schedule" has the meaning set forth in
 Section 3.1.

           "Newcourt Employees" has the meaning set forth in Section 7.7.

           "Newcourt Fee Amount" has the meaning set forth in Section
           9.2(b).

           "Newcourt Option Plan" means the Employee Stock Option Plan of Newcourt, adopted on November 19, 1993, as amended on October 24, 1995, March 25, 1997, May 2, 1997, February 4, 1998 and February 18, 1999.

           "Newcourt OSC Report" has the meaning set forth in Section 4.12.

           "Newcourt SEC Report" has the meaning set forth in Section 4.12.

           "Newcourt Regulatory Agency" has the meaning set forth in Section
 4.5.

           "Newcourt Regulatory Agreement" has the meaning set forth in
 Section 4.16.

           "Newcourt Reports" has the meaning set forth in Section 4.12.

           "Newcourt Shareholder Matters" has the meaning set forth in
 Section 7.3.

           "Newcourt Special Share" has the meaning set forth in Section
 4.2.

           "Newcourt Subsidiary" means each Subsidiary of Newcourt.

           "NYSE" means the New York Stock Exchange.


           "OBCA" means the Business Corporations Act (Ontario).

           "Ontario Securities Act" means the Securities Act (Ontario).

           "OSC" means the Ontario Securities Commission.

           "OSFI" means the Office of the Superintendent of Financial Institutions of Canada.

           "Outside Termination Date" has the meaning set forth in Section
 9.1(c).

           "Permitted Encumbrance" means, with respect to a particular party, (a) any lien for Taxes not yet due and payable or being contested in good faith, (b) any mechanics', materialmen's, workmen's, warehousemen's, carriers' and other similar liens and Encumbrances arising in the ordinary course of business, (c) as to any Property with respect to which such party or any of its Subsidiaries is the lessor, seller or secured party, as the case may be, pursuant to the terms of any loan, lease, sale contract, credit or finance agreement or similar arrangement (a "receivable") (whether initially or as an assignee), any Encumbrance that is permitted in accordance with the terms of, or created by, such receivable relating to such Property, (d) any Encumbrance to the extent that the obligation secured thereby is reflected on such party's December 31, 1998 balance sheet, (e) any imperfection of title, easement or Encumbrance, if any, that does not interfere with the use or materially impair the value of the respective Property as such Property is used on the date of this Agreement,
 (f) any Encumbrance incurred after December 31, 1998, in the ordinary course of business, consistent with past practice, (g) any rights under any vendor program permitting the repurchase of receivables originated, purchased or financed thereunder and (h) buyout rights under partnerships, joint ventures or virtual joint venture relationships in accordance with the terms of the agreements establishing such partnerships, joint ventures or virtual joint venture relationships.

           "Person" means an individual, partnership, limited partnership, limited liability partnership, limited liability company, foreign limited liability company, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or any other entity.

           "Phase II Transactions" has the meaning set forth in Section
           7.19(a).

           "Plan" has the meaning set forth in Section 4.11.

           "Plan of Arrangement" has the meaning set forth in Section 1.1.

           "Primary Approvals" means the approvals, if any, of the Federal Reserve Board, the OSFI, the Minister of Finance of Canada, the Governor in Council of Canada, the Ministry of Finance of Japan (including any acceptance of notice by the Ministry of Finance of Japan) and the Financial Supervisory Agency of Japan required to consummate the transactions contemplated hereby (including the Arrangement), and compliance with the pre-merger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or the receipt of an ARC (as defined in Section
 4.4 hereof) pursuant to Section 102 of such act.

           "Property" means any property and assets of whatsoever nature, including real property, personal property (whether tangible or intangible) and any claims, rights and choses in action.

           "Proxy Circular" has the meaning set forth in Section 4.4.

           "Registration Statement" has the meaning set forth in Section
 7.1.

           "Replacement Option" has the meaning set forth in Section 1.6.

           "SEC" means the Securities and Exchange Commission.

           "Section 7.2(d) Balance Sheet" means any consolidated balance sheet delivered pursuant to Section 7.2(d) hereof.

           "Section 7.2(d) Income Statement" means any consolidated income statement delivered pursuant to Section 7.2(d) hereof.

           "Securities Act" means the Securities Act of 1933, as amended.

           "Securitization Fees" means securitization gains of Newcourt recorded during the period July 1, 1999 through the date of the Final Net Worth Statement, as set forth in the Schedule 7.2(d) Income Statements for such period and calculated on a basis consistent with past practice.

           "Significant Newcourt Subsidiary" means any Newcourt Subsidiary that constitutes a "significant subsidiary" under Rule 405 promulgated by the SEC under the Securities Act.

           "Significant CIT Subsidiary" means any CIT Subsidiary that constitutes a "significant subsidiary" under Rule 405 promulgated by the SEC under the Securities Act.

           "SRO" has the meaning set forth in Section 4.5.

           "State Regulator" has the meaning set forth in Section 4.5.

           "Stock Option Agreement" has the meaning set forth in the fifth WHEREAS clause at the beginning of this Agreement.

           "Subsidiary" means, with respect to any Person, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such Person for financial reporting purposes.

           "Support Agreement" means an Exchangeable Share Support Agreement to be made among Exchangeco, CIT and Newco substantially in the form and content attached to Exhibit C hereto, with such changes thereto as shall be reasonably acceptable to the parties hereto.

           "Taxes" has the meaning set forth in Section 4.10.

           "Tax Return" has the meaning set forth in Section 4.10.

           "Total Newcourt Shares" shall mean the sum of (i) the total number of Newcourt Common Shares issued and outstanding immediately prior to the Effective Time (including Newcourt Common Shares held by CIT or any of its Subsidiaries, Newcourt Common Shares held by shareholders who perfect Dissent Rights and Newcourt Common Shares held by Newcourt or any of its Subsidiaries to the extent such shares are held in a fiduciary capacity for the benefit of third parties) and (ii) the number of Newcourt Common Shares subject to Newcourt Options that are deemed to be outstanding immediately prior to the Effective Time calculated under the treasury method assuming the Exchange Ratio is .70 and based on the CIT Price.

           "Trustee" means a Canadian trust company reasonably acceptable to both Newcourt and CIT, which will act as trustee under the Voting and Exchange Trust Agreement.

           "TSE" means The Toronto Stock Exchange.

           "U.S. GAAP" has the meaning set forth in Section 5.6.

           "Voting and Exchange Trust Agreement" means an agreement to be made among CIT, Exchangeco and the Trustee substantially in the form and content of Exhibit D attached hereto, with such changes thereto as shall be reasonably acceptable to the parties hereto.

           "Year 2000 Compliant" has the meaning set forth in Section 4.21.


                                ARTICLE III

                      DISCLOSURE SCHEDULES; STANDARDS
                     FOR REPRESENTATIONS AND WARRANTIES

           3.1. Disclosure Schedules. Prior to the execution and delivery of this Agreement, Newcourt has delivered to CIT, and CIT has delivered to Newcourt, a schedule (in the case of Newcourt, the "Newcourt Disclosure Schedule," and in the case of CIT, the "CIT Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of Newcourt, or Article V, in the case of CIT, or to one or more of such party's covenants contained in Article VI; provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty (other than Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and 4.18, with respect to Newcourt, and Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18, with respect to CIT) if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2; provided, that the party shall have used its best efforts to cause its Disclosure Schedule to be accurate (provided that a party shall not be deemed not to have used its best efforts if it fails to disclose items or matters which, individually or in the aggregate, are not material), and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or is reasonably expected to have a Material Adverse Effect with respect to either Newcourt or CIT, respectively.

           3.2. Standards. No representation or warranty of Newcourt contained in Article IV (other than the representations and warranties contained in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a), and 4.18) or
 of CIT contained in Article V (other than the representations and warranties contained in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a), and 5.18) shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached any such representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of Newcourt, or Article V, in the case of CIT, has had or is reasonably expected to have a Material Adverse Effect with respect to Newcourt or CIT, respectively.


                                 ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF NEWCOURT

           Subject to Article III and except as contemplated by this Agreement and the Plan of Arrangement or as set forth in the Newcourt Disclosure Schedule, Newcourt hereby represents and warrants to CIT as follows:

           4.1. Corporate Organization. (a) Newcourt is a corporation duly organized, validly existing and in good standing under the laws of Ontario. Newcourt has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The restated articles of incorporation dated February 8, 1996, as amended by articles of amendment dated March 26, 1997 (the "Restated Articles of Incorporation"), and by-laws no. 1 and 4 of Newcourt, copies of which have previously been delivered to CIT, are true and correct copies of such documents as in effect as of the date of this Agreement.

                  (b) Each Newcourt Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Newcourt Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, by-laws and similar governing documents of each Significant Newcourt Subsidiary, copies of which have previously been made available to CIT, are true and correct copies of such documents as in effect as of the date of this Agreement. As of the date of this Agreement, other than the Newcourt Subsidiaries, Newcourt does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

                  (c) The minute books of Newcourt and each Newcourt Subsidiary contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1996 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

           4.2. Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Newcourt consists of an unlimited number of Newcourt Common Shares, an unlimited number of special shares (the "Newcourt Special Shares") and an unlimited number of Class A preference shares (the "Newcourt Class A Preferred Shares"). As of August 3, 1999, there were 148,488,329 Newcourt Common Shares outstanding and no Newcourt Common Shares held by Newcourt as treasury stock. As of August 3, 1999, there were (i) no Newcourt Common Shares reserved for issuance upon exercise of outstanding stock options or otherwise, except for (x) 7,137,055 Newcourt Common Shares reserved for issuance pursuant to options outstanding under the Newcourt Option Plan and (y) 22,273,249 Newcourt Common Shares reserved for issuance upon exercise of the option granted to CIT pursuant to the Stock Option Agreement, and (ii) no Newcourt Special Shares or Newcourt Class A Preference Shares issued or outstanding, held in Newcourt's treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding Newcourt Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above, Newcourt does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any Newcourt Common Shares, Newcourt Special Shares or Newcourt Class A Preferred Shares or any other equity security of Newcourt or any securities representing the right to purchase or otherwise receive any Newcourt Common Shares or any other equity security of Newcourt. The names of the optionees, the date of each option to purchase Newcourt Common Shares granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the Newcourt Option Plan are set forth in Section 4.2(a) of the Newcourt Disclosure Schedule.

                  (b) Section 4.2(b) of the Newcourt Disclosure Schedule sets forth a true and correct list of all of the Newcourt Subsidiaries as of the date of this Agreement. As of the date of this Agreement, Newcourt owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances contemplated by clause (h) of the definition thereof, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for Permitted Encumbrances contemplated by clause (h) of the definition thereof, as of the date of this Agreement, no Newcourt Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by CIT with
 Section 1.6, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which Newcourt or any of the Newcourt Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Newcourt or, except for buyout rights under partnerships, joint ventures or virtual joint venture relationships in accordance with the terms of the agreements establishing such partnerships, joint ventures or virtual joint venture relationships, any of the Newcourt Subsidiaries.

           4.3. Authority; No Violation. (a) Newcourt has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of Newcourt's shareholders and the Court, to consummate the transactions contemplated hereby and by the Plan of Arrangement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement have been duly and validly approved by the Board of Directors of Newcourt. The Board of Directors of Newcourt has directed that the Arrangement Resolution be submitted to Newcourt's shareholders for approval at a meeting of such shareholders and, except for the approval of the Arrangement Resolution by the requisite vote of the holders of the Newcourt Common Shares and the approval by Newcourt of the Proxy Circular and of other matters relating solely to the implementation of the Arrangement, no other corporate proceedings on the part of Newcourt are necessary to approve this Agreement and the Plan of Arrangement and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Newcourt and (assuming due authorization, execution and delivery by CIT) this Agreement constitutes a valid and binding obligation of Newcourt, enforceable against Newcourt in accordance with its terms, except as may be limited by the Bankruptcy Exception.

                  (b) Neither the execution and delivery of this Agreement by Newcourt, nor the consummation by Newcourt of the transactions contemplated hereby or by the Plan of Arrangement, nor compliance by Newcourt with any of the terms or provisions hereof, will (i) violate any provision of the Restated Articles of Incorporation or By-laws of Newcourt,
 (ii) violate any provision of the certificate of incorporation, by-laws or similar governing documents of any of the Newcourt Subsidiaries, or (iii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, mandatory government policy, judgment, order, writ, decree or injunction applicable to Newcourt or any of the Newcourt Subsidiaries, or any of their respective Properties, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require any payment under, result in the termination of or a right of termination or cancellation under, accelerate or permit the creation of an obligation to accelerate the performance required by, result in the loss of any benefit under, or result in a right of first refusal or option to purchase or acquire, or result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the respective Properties of Newcourt or any of the Newcourt Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which Newcourt or any of the Newcourt Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected.

           4.4. Consents and Approvals. Except for (a)(i) compliance with the premerger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or (ii) receipt of an advance ruling certificate (an "ARC") pursuant to section 102 of the Competition Act (Canada), (b) the filing of applications with the appropriate financial regulatory authorities in the provinces, states and countries in which Newcourt or any Newcourt Subsidiary conducts business, (c) receipt of exemption orders from the provincial securities regulators from the registration and prospectus requirements with respect to the Exchangeable Shares, (d) the filing with the Court, the SEC, the OSC and other Canadian securities regulatory authorities of a joint proxy statement and proxy circular in definitive form relating to the meetings of Newcourt's shareholders and CIT's shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Proxy Circular") and the mailing to Newcourt's shareholders of the Proxy Circular and the filing by CIT and declaration of the effectiveness of the Registration Statement in respect of the shares of CIT Common Stock issuable upon the exchange of the Exchangeable Shares, (e) the approval of the Plan of Arrangement by the requisite vote of the shareholders of Newcourt, (f) filings with the Director appointed pursuant to Section 278 of the OBCA, (g) approval of the TSE regarding the listing of the Exchangeable Shares, (i) the approval of the Court of the Arrangement and the filing of the Articles of Arrangement and any other documents required by the OBCA by way of issuance of the Interim Order and the Final Order, and (h) such filings, authorizations, orders and approvals as may be required under the Ontario Securities Act and other relevant Canadian securities statutes, any other applicable federal, provincial or state securities laws and the rules of the TSE, the ME and the NYSE, no consents, orders or approvals of or filings or registrations with any foreign or domestic court, regulatory body, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with (1) the execution and delivery by Newcourt of this Agreement and the Plan of Arrangement and (2) the consummation by Newcourt of the Arrangement and the other transactions contemplated hereby.

           4.5. Reports. Newcourt and each of the Newcourt Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1996 with (i) any state finance commissions or any other provincial or state regulatory authority, other than Tax authorities (each a "State Regulator"), (ii) the OSC, (iii) the TSE, the ME and the NYSE and (iv) any self-regulatory organization ("SRO") (collectively, the "Newcourt Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Newcourt Regulatory Agency in the regular course of the business of Newcourt and the Newcourt Subsidiaries, and except as set forth in Section
 4.5 of the Newcourt Disclosure Schedule, no Newcourt Regulatory Agency has initiated any proceeding or, to the knowledge of Newcourt, investigation into the business or operations of Newcourt or any of the Newcourt Subsidiaries since December 31, 1996. Except as set forth in Section 4.5 of the Newcourt Disclosure Schedule, there is no unresolved violation or exception by any Newcourt Regulatory Agency with respect to any report or statement relating to any examinations of Newcourt or any of the Newcourt Subsidiaries.

           4.6. Financial Statements. Newcourt has previously made available to CIT copies of (a) the consolidated balance sheets of Newcourt and the Newcourt Subsidiaries as of December 31 for the fiscal years 1997 and 1998, and the related consolidated statements of income and retained earnings and cash flows for the fiscal years 1996 through 1998, inclusive, in each case accompanied by the audit report of Ernst & Young, independent public accountants with respect to Newcourt and (b) the unaudited consolidated balance sheets of Newcourt and the Newcourt Subsidiaries as of March 31, 1999 and June 30, 1999 and the related unaudited consolidated statements of income and retained earnings and cash flows for the three month and six month periods then ended, respectively, each of which has been reviewed by Ernst & Young in accordance with the procedures specified by the Canadian Institute of Chartered Accountants for a review of interim financial information as described in Section 7100 of the Handbook of the Canadian Institute of Chartered Accountants. The December 31, 1997 and 1998 consolidated balance sheets of Newcourt, including the related notes, fairly present the consolidated financial position of Newcourt and the Newcourt Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the OSC after the date hereof will fairly present (subject, in the case of unaudited interim statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of Newcourt and the Newcourt Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the OSC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the OSC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the OSC after the date hereof will be, prepared in accordance with Canadian GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by the rules and regulations of the OSC. Except (A) as reflected in such financial statements or in the notes thereto, (B) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and (C) for liabilities or obligations incurred in the ordinary course of business, neither Newcourt nor any of the Newcourt Subsidiaries has any liabilities or obligations of any nature as of the date of this Agreement, which, individually or in the aggregate, have had a Material Adverse Effect on Newcourt as of the date of this Agreement. The books and records of Newcourt and the Significant Newcourt Subsidiaries have been, and are being, maintained in all material respects in accordance with Canadian GAAP and any other applicable legal and accounting requirements.

           4.7. Broker's Fees. Neither Newcourt nor any Newcourt Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Newcourt has engaged, and will pay a fee or commission to, Goldman, Sachs & Co. ("Goldman Sachs") and CIBC World Markets Inc. ("Gundy") in accordance with the terms of a letter agreement among Goldman Sachs, Gundy and Newcourt, a true and correct copy of which has been previously made available by Newcourt to CIT.

           4.8. Absence of Changes. (a) Since December 31, 1998, (x) there has not been: (1) any declaration, setting aside or payment of any dividend or other distribution with respect to Newcourt's shares other than the declaration and payment of regular quarterly cash dividends; (2) to the knowledge of Newcourt, any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative hereof to organize any employees of Newcourt or any Newcourt Subsidiary or any campaign conducted to solicit authorization from such employees to be represented by such labor union; or
 (3) any increase in or modification of the compensation or benefits payable or to become payable by any of Newcourt or the Newcourt Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practices; (4) any acquisition or sale of Property of Newcourt or any Significant Newcourt Subsidiary, other than in the ordinary course of business consistent with past practice and other than as permitted under Section 6.1 or 7.4(b); (5) any change by Newcourt in accounting methods, principles or practices (other than as disclosed in the notes to Newcourt's consolidated financial statements as of and for the year ended December 31, 1998) except as required by changes in Canadian GAAP or U.S. GAAP as concurred to by Newcourt's independent auditors; or
 (6) through the date of this Agreement, any writing off of the value of any assets, other than as disclosed in the Newcourt Reports filed after December 31, 1998 and prior to the date of this Agreement or disclosed in the consolidated financial statements of Newcourt furnished to CIT prior to the date of this Agreement; and (y) except for actions taken by Newcourt in connection with the transactions contemplated by this Agreement or the March Agreement, Newcourt and the Newcourt Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

                  (b) The books, records and accounts of Newcourt and the Newcourt Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of Newcourt. Newcourt has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian GAAP, U.S. GAAP or any other criteria applicable to such statements and (B) to maintain accountability of assets.

           4.9. Legal Proceedings. (a) Neither Newcourt nor any of the Newcourt Subsidiaries is a party to any, and there are no pending or, to the knowledge of Newcourt, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Newcourt or any of the Newcourt Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

                  (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Newcourt, any of the Newcourt Subsidiaries or the assets of Newcourt or any of the Newcourt Subsidiaries.

           4.10. Taxes. (a) Each of Newcourt and the Newcourt Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns are true and correct in all material respects except to the extent adequate provision has been made with respect thereto in Newcourt's consolidated financial statements, (ii) paid in full or made adequate provision in the financial statements of Newcourt (in accordance with Canadian GAAP) for all Taxes (as hereinafter defined) shown to be due on such Tax Returns and
 (iii) not received written notice of a proposed assessment or reassessment of a material liability for unpaid Taxes, the amount of which has not been previously paid or adequately provided for in Newcourt's consolidated financial statements. As of the date hereof neither Newcourt nor any of the Newcourt Subsidiaries has requested any extension of time within which to file any material Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. No material Tax liens have been filed with respect to Newcourt or any Newcourt Subsidiary, other than for Taxes not yet due and payable or those being contested in good faith.

                  (b) For the purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, Canada or Quebec Pension Plan premiums, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

           4.11. Employees. (a) Section 4.11(a) of the Newcourt Disclosure Schedule sets forth a true and correct list of each material deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA or the ITA); each material employment, termination or severance agreement (other than employment letters with employees entered into in the ordinary course of business); and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is (or, with respect to any pension plan that is or was subject to Title IV of ERISA, during any time in the last six years was) sponsored, maintained, participated in or contributed to or required to be contributed to (the "Plans") by Newcourt, any of the Newcourt Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Newcourt would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of Newcourt or any Newcourt Subsidiary.

                  (b) To the extent that Newcourt has provided or made available any of the following documents to CIT, the copies so provided or made available were true and correct copies of such documents: (i) any Plan document including all amendments thereto; (ii) any actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the Internal Revenue Service for any such Plan;
 (iv) the most recent summary plan description and related summaries of modifications or (v) the most recent Form 5500 (including all schedules) filed with the IRS and the most recent reports and declarations filed with Revenue Canada.

                  (c) Each of the Plans is in compliance with all applicable provisions of the Code and ERISA; each of the Plans and related trusts intended to be "qualified" within the meaning of Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred to cause the loss of such qualified status; no Plan has an accumulated or waived funding deficiency within the meaning of
 Section 412 of the Code; all contributions required to be made by Newcourt or any Newcourt Subsidiary to any Plan have been made by the due date; neither Newcourt nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than for premiums not yet due to the Pension Benefit Guaranty Corporation); to the knowledge of Newcourt no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a risk to Newcourt of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan (as defined in Section 413 of the Code); except as required by Section 4980B of the Code or Part 6 of Title I of ERISA, no Plan provides post-retirement welfare benefits and there are no pending, or to the knowledge of Newcourt, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto or against Newcourt, any Newcourt Subsidiary or any individual or entity for which the Plans, Newcourt or any Newcourt Subsidiary may have liability; all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in compliance with such applicable laws and the requirements of any trust deed or other document under which they are established or maintained.

           4.12. OSC and SEC Reports. (a) No final report, schedule, statement, shareholder communication or other document required to be filed since December 31, 1996 by Newcourt with the OSC (the "Newcourt OSC Reports") contained any misrepresentation (as defined in the Ontario Securities Act), except that information as of a later date contained or incorporated by reference in a Newcourt OSC Report filed prior to the date of this Agreement shall be deemed to modify information as of an earlier date.

                  (b) No final report, schedule, statement, shareholder communication or other document required to be filed since December 31, 1996 by Newcourt with the SEC pursuant to the Securities Act or the Exchange Act (the "Newcourt SEC Reports" and, together with the Newcourt OSC Reports, the "Newcourt Reports") contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date contained or incorporated by reference in a Newcourt SEC Report filed prior to the date of this Agreement shall be deemed to modify information as of an earlier date. Since December 31, 1996, Newcourt has timely filed all material Newcourt Reports and other material documents required to be filed by it with the OSC or the SEC, as the case may be, and, as of their respective dates, all Newcourt Reports complied in all material respects with the published rules and regulations of the OSC or the SEC, as the case may be, and the rules, regulations and mandatory policies of the TSE and the ME, in each case, with respect thereto.

           4.13. Newcourt Information. The information which is provided to CIT by Newcourt specifically for inclusion in the Proxy Circular and the Registration Statement, or in any other document filed with any other regulatory agency in connection herewith, will not at the time the Proxy Circular is mailed to shareholders and at the time of each of the Newcourt and the CIT shareholders' meetings contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Circular (except for such portions thereof that relate only to or are prepared by CIT or any of the CIT Subsidiaries) will comply in all material respects with the provisions of the OBCA, applicable law and the rules, regulations and mandatory policies of the TSE and the ME.

           4.14. Compliance with Applicable Law. Newcourt and each of the Newcourt Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Newcourt or any of the Newcourt Subsidiaries or the conduct of their respective businesses, and neither Newcourt nor any of the Newcourt Subsidiaries has received notice of any violations of any of the above.

           4.15. Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Newcourt Disclosure Schedule, neither Newcourt nor any of the Newcourt Subsidiaries is a party to or bound by any contract or commitment (whether written or oral) (i) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from CIT, Newcourt or any of their respective Subsidiaries to any director, officer, employee, contractor or consultant thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Newcourt Reports, (iii) which materially increases any benefits otherwise payable under any Newcourt compensation plan or other benefit arrangement, (iv) which requires Newcourt to register any securities under the Securities Act or otherwise or (v) which materially restricts the conduct of any line of business by Newcourt or any of the Newcourt Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in clause (ii) of this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Newcourt Disclosure Schedule, and any amendment, side letter or business plan relating thereto is referred to herein as a "Newcourt Contract". Newcourt has previously delivered or made available to CIT true and correct copies of each Newcourt Contract listed in Section 4.15(a) of the Newcourt Disclosure Schedule which is marked with an asterisk.

                  (b) (i) Each Newcourt Contract is valid and binding and in full force and effect, (ii) neither Newcourt nor any of the Newcourt Subsidiaries is in default in respect of its obligations under any Newcourt Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Newcourt or any of the Newcourt Subsidiaries under any Newcourt Contract, and (iv) no other party to any Newcourt Contract is, to the knowledge of Newcourt, in default in any respect thereunder.

           4.16. Agreements with Regulatory Agencies. Neither Newcourt nor any of the Newcourt Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.16 of the Newcourt Disclosure Schedule, a "Newcourt Regulatory Agreement"), any Newcourt Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business, nor has Newcourt or any of the Newcourt Subsidiaries been advised by any Newcourt Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Newcourt Regulatory Agreement.

           4.17. Environmental Matters. (a) Each of Newcourt and the Newcourt Subsidiaries and, to the knowledge of Newcourt, each of the Participation Facilities (as hereinafter defined), are in compliance with all applicable Canadian or United States federal, provincial, state, local and foreign laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace ("Environmental Laws");

                  (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of Newcourt, threatened, before any Governmental Entity or other forum in which Newcourt, any of the Newcourt Subsidiaries or any Participation Facility, has been or, with respect to threatened proceedings, could reasonably be expected to be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by Newcourt or any of the Newcourt Subsidiaries or any Participation Facility;

                  (c)  To the knowledge of Newcourt, during the period of
 (i) Newcourt's or any of the Newcourt Subsidiaries' ownership or operation of any of their respective current or former properties or (ii) Newcourt's or any of the Newcourt Subsidiaries' participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of Newcourt, prior to the period of (x) Newcourt's or any of the Newcourt Subsidiaries' ownership or operation of any of their respective current or former properties or (y) Newcourt's or any of the Newcourt Subsidiaries' participation in the management of any Participation Facility, there was no release of Hazardous Materials in, on, under or affecting any such property or Participation Facility; and

                  (d)  The following definitions apply for purposes of this
 Section 4.19: (x) "Hazardous Materials" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, and (y) "Participation Facility" means any facility in which Newcourt or any of the Newcourt Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility.

           4.18. Opinion. Prior to the execution of this Agreement, Newcourt has received opinions from each of Goldman Sachs and Gundy to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the holders of Newcourt Common Shares from a financial point of view. Such opinions have not been amended or rescinded as of the date of this Agreement.

           4.19.  [reserved]

           4.20. Property. Newcourt or one of the Newcourt Subsidiaries has good and marketable title free and clear of all Encumbrances to all of the Properties which are reflected on the consolidated balance sheet of Newcourt as of December 31, 1998 or were acquired after such date, except for (i) Permitted Encumbrances and (ii) dispositions of, and Encumbrances on, such Properties in the ordinary course of business or as otherwise permitted or required hereunder.

           4.21. Year 2000 Compliance Plan. (a) Section 4.21 of the Newcourt Disclosure Schedule sets forth a true and complete copy of Newcourt's plan to cause all of the Date-Sensitive Systems owned, leased for use by or used by Newcourt or any Newcourt Subsidiary intended and necessary for use after December 31, 1999, or licensed to Newcourt or any Newcourt Subsidiary for use by Newcourt or such Newcourt Subsidiary, and all of Newcourt's and each Newcourt Subsidiary's Date Data to be Year 2000 Compliant (Newcourt's "Y2K Plan"). Newcourt believes that its Y2K Plan can be substantially achieved on or before September 30, 1999, with aggregate expenditures under the Y2K Plan not materially in excess of $35,000,000.

                  (b) For purposes of this Agreement, the following terms shall have the meanings set forth below:

           "Date Data" means any data of any type that includes date information or that is otherwise derived from, dependent on, or related to date information.

           "Date-Sensitive System" means, with respect to a particular Person, any software, microcode or hardware system or component, including any electronic or electronically controlled system or component, that processes any Date Data and that is installed in a development or on order by such Person or any Subsidiary of such Person for its internal use.

           "Year 2000 Compliant" means, (i) with respect to Date Data, that such data that are in proper format for all dates in the twentieth and twenty-first centuries and (ii) with respect to Date-Sensitive Systems, that each such system accurately processes all Date Data, including for the twentieth and twenty-first centuries, without loss of any functionality or performance, including calculating, comparing, sequencing, storing and displaying such Date Data (including all leap-year considerations), when used as a stand-alone system or in combination with other software or hardware.

           4.22. Interested Party Transactions. Except as disclosed in the Newcourt Reports filed prior to the date of this Agreement, no executive officer of Newcourt has, either directly or indirectly, a material interest in (1) any Person which purchases from or sells, licenses or furnishes to Newcourt or any of the Newcourt Subsidiaries any material goods, property, technology or intellectual or other material property rights or services or
 (2) any material contract or agreement to which Newcourt or any of the Newcourt Subsidiaries is a party or by which it may be bound or affected.

           4.23. Insurance. Newcourt and each of the Newcourt Subsidiaries have their respective assets insured against loss or damages as appropriate in their businesses and assets in such amounts and against such risks as are appropriate in their business, and such insurance coverage will be continued in full force and effect to and including the Effective Time.

           4.24. Board Approval. The Board of Directors of Newcourt has, as of the date hereof, (i) approved this Agreement, (ii) determined that the Arrangement is in the best interests of the shareholders of Newcourt and (iii) recommended the shareholders of Newcourt approve the Arrangement Resolution.

           4.25. Intellectual Property. Newcourt and the Newcourt Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the "Newcourt Intellectual Property") necessary to carry on its business substantially as currently conducted. Neither Newcourt nor any such subsidiary has received any notice of infringement of or conflict with, and, to Newcourt's knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any material Newcourt Intellectual Property which have not been previously resolved.


                                 ARTICLE V

                       REPRESENTATIONS AND WARRANTIES
                                   OF CIT

           Subject to Article III and except as contemplated by this Agreement and the Plan of Arrangement or as set forth in the CIT Disclosure Schedule, CIT hereby represents and warrants to Newcourt as follows:

           5.1. Corporate Organization. (a) CIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CIT has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Certificate of Incorporation and By-laws of CIT, copies of which have previously been delivered to Newcourt, are true and correct copies of such documents as in effect as of the date of this Agreement.

                  (b) Each CIT Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each CIT Subsidiary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The articles of incorporation, by-laws and similar governing documents of each Significant CIT Subsidiary, copies of which have previously been made available to Newcourt, are true and correct copies of such documents as in effect as of the date of this Agreement.

                  (c) The minute books of CIT and each CIT Subsidiary contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1996 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

           5.2. Capitalization. (a) As of the date of this Agreement, the authorized capital stock of CIT consists of 700,000,000 shares of CIT Common Stock, 510,000,000 shares of Class B Common Stock, par value $0.01 per share ("CIT B Stock"), and 50,000,000 shares of preferred stock, par value $0.01 per share ("CIT Preferred Stock"). As of August 2, 1999, there were 161,604,093 shares of CIT Common Stock, no shares of CIT B Stock and no shares of CIT Preferred Stock issued and outstanding, and 1,580,480 shares of CIT Common Stock held in CIT's treasury. As of the date of this Agreement, no shares of CIT Common Stock or CIT Preferred Stock were reserved for issuance, except that (i) 12,898,999 shares of CIT Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Employee Long Term Equity Compensation Plan and the Employee Stock Purchase Plan (collectively, the "CIT Stock Plans"). All of the issued and outstanding shares of CIT Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above, CIT does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of CIT Common Stock or CIT Preferred Stock or any other equity securities of CIT or any securities representing the right to purchase or otherwise receive any shares of CIT Common Stock or CIT Preferred Stock. The shares of CIT Common Stock to be issued pursuant to the Arrangement or upon exchange from time to time of the Exchangeable Shares have been duly authorized and, on their respective dates of issue, such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

                  (b) Section 5.2(b) of the CIT Disclosure Schedule sets forth a true and correct list of all of the CIT Subsidiaries as of the date of this Agreement. As of the date of this Agreement, CIT owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the CIT Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for Permitted Encumbrances, no CIT Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which CIT or any of the CIT Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of CIT or any of the CIT Subsidiaries.

           5.3. Authority; No Violation. (a) CIT has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of CIT's shareholders, to consummate the transactions contemplated hereby and by the Plan of Arrangement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement, and the execution of the DKB Voting Agreement by CIT, have been duly and validly approved by the Board of Directors of CIT. The Board of Directors of CIT has directed that the CIT Shareholder Matters (as defined in Section 7.3) be submitted to CIT's shareholders for approval at a meeting of such shareholders and, except for the approval of the CIT Shareholder Matters by the requisite vote of CIT's shareholders, no other corporate proceedings on the part of CIT are necessary to approve this Agreement and the Plan of Arrangement and to consummate the transactions contemplated hereby and thereby. This Agreement and the Plan of Arrangement have been (and in the case of the Arrangement Documents, will be) duly and validly executed and delivered by CIT and (assuming due authorization, execution and delivery by Newcourt) each of this Agreement and the Plan of Arrangement constitutes a valid and binding obligation of CIT, enforceable against CIT in accordance with its terms, except as may be limited by the Bankruptcy Exception. Upon their formation, each of Newco and Exchangeco will have full corporate power and authority to execute and deliver the Support Agreement and the Voting and Exchange Trust Agreement (the "Arrangement Documents") and to consummate the transactions contemplated thereby. The execution and delivery of the Arrangement Documents and the consummation of the transactions contemplated thereby will be duly and validly approved by the Board of Directors of each of CIT, Newco and Exchangeco. Upon the due and valid approval of the Arrangement Documents by the Board of Directors of each of CIT, Newco and Exchangeco, no other corporate proceedings on the part of CIT, Newco or Exchangeco are necessary to approve the Arrangement Documents and to consummate the transactions contemplated thereby. The Arrangement Documents will be duly and validly executed and delivered by each of CIT, Newco and Exchangeco and (assuming due authorization, execution and delivery by Newcourt) each of the Arrangement Documents will constitute a valid and binding obligation of each of CIT, Newco and Exchangeco, enforceable against each of CIT, Newco and Exchangeco in accordance with its terms, except as may be limited by the Bankruptcy Exception.

                  (b) Neither the execution and delivery of this Agreement and the Arrangement Documents by CIT or the Arrangement Documents by Newco and Exchangeco, nor the consummation by CIT, Newco and Exchangeco of the transactions contemplated hereby or by the Plan of Arrangement or the Arrangement Documents, nor compliance by CIT, Newco and Exchangeco with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of CIT, (ii) violate the articles of incorporation or by-laws or similar governing documents of any of the CIT Subsidiaries or (iii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, mandatory government policy, judgment, order, writ, decree or injunction applicable to CIT or any of its Subsidiaries or any of their respective Properties, or
 (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, require any payment under, result in the termination of or a right of termination or cancellation under, accelerate or permit the creation of an obligation to accelerate the performance required by, result in the loss of any benefit under, or result in a right of first refusal or option to purchase or acquire, or result in the creation of any Encumbrance (other than any Permitted Encumbrance) upon any of the respective Properties of CIT or any of the CIT Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which CIT or any of the CIT Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected.

           5.4. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications and notices, (b)(i) compliance with the premerger notification filing requirements under Part IX of the Competition Act (Canada) and the expiration of the applicable waiting period in relation thereto or (ii) receipt of an ARC pursuant to section 102 of the Competition Act (Canada), (c) the filing of a notification under the Investment Canada Act, (d) the filing of applications with, and the approval of such applications by, the appropriate financial regulatory authorities in the provinces, states and countries in which CIT or any CIT Subsidiary conducts business, (e) receipt of exemption orders from the provincial securities regulators from the registration and prospectus requirements with respect to the issuance of and first trade in CIT Common Stock, (f) the filing with the Court, the SEC, the OSC and other Canadian securities regulatory authorities of the Proxy Circular and the filing and declaration of effectiveness of the Registration Statement, (g) the approval of the CIT Shareholder Matters, (h) approval of the listing of the CIT Common Stock to be issued in the Arrangement, upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options on the NYSE, (i) approvals or orders in respect of CIT and/or DKB under section 518 or 521 of the Bank Act (Canada), and (j) approvals, if applicable, of the Ministry of Finance of Japan and the Financial Supervisory Agency of Japan, no consents, orders or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by CIT of this Agreement, the Arrangement Documents and the Plan of Arrangement and by Newco and Exchangeco of the Arrangement Documents and (2) the consummation by CIT, Newco and Exchangeco of the Arrangement and the other transactions contemplated hereby and by the Arrangement Documents.

           5.5. Reports. CIT and each of the CIT Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1996 with the Federal Reserve Board, any State Regulator or any SRO (collectively, the "CIT Regulatory Agencies"), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a CIT Regulatory Agency in the regular course of the business of CIT and the CIT Subsidiaries, no CIT Regulatory Agency has initiated any proceeding or, to the knowledge of CIT, investigation into the business or operations of CIT or any of the CIT Subsidiaries since December 31, 1996. There is no unresolved violation or exception by any CIT Regulatory Agency with respect to any report or statement relating to any examinations of CIT or any of the CIT Subsidiaries.

           5.6. Financial Statements. CIT has previously made available to Newcourt copies of (a) the consolidated balance sheets of CIT and the CIT Subsidiaries as of December 31 for the fiscal years 1997 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1996 through 1998, inclusive, in each case accompanied by the audit report of KPMG LLP, independent public accountants with respect to CIT and (b) the unaudited consolidated balance sheets of CIT and the CIT Subsidiaries as of March 31, 1999 and June 30, 1999 and the related unaudited consolidated statements of income, changes in shareholders' equity and cash flows for the three month and six month periods then ended, respectively. The December 31, 1997 and 1998 consolidated balance sheets of CIT, including the related notes, fairly present the consolidated financial position of CIT and its Subsidiaries as of the dates thereof, and the other financial statements referred to in this Section 5.6 (including the related notes, where applicable) fairly present and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of unaudited interim statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of CIT and the CIT Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited interim statements, as permitted by Form 10-Q. Except (A) as reflected in such financial statements or in the notes thereto, (B) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and (C) for liabilities or obligations incurred in the ordinary course of business, neither CIT nor any of the CIT Subsidiaries has any liabilities or obligations of any nature as of the date of this Agreement, which, individually or in the aggregate, have had a Material Adverse Effect on CIT as of the date of this Agreement. The books and records of CIT and the Significant CIT Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

           5.7. Broker's Fees. Neither CIT nor any CIT Subsidiary, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that CIT has engaged, and will pay a fee or commission to, each of J.P. Morgan Securities Inc. and Donaldson Lufkin & Jenrette Securities Corporation.

           5.8. Absence of Changes; Conduct of Business. (a) Since December 31, 1998, (x) there has not been: (1) any declaration, setting aside or payment of any dividend or other distribution with respect to CIT capital stock other than the declaration and payment of regular quarterly cash dividends; (2) any change by CIT in accounting methods, principles or practices except as required by changes in U.S. GAAP as concurred to by CIT's independent auditors; (3) to the knowledge of CIT, any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative hereof to organize any employees of CIT or any CIT Subsidiary or any campaign conducted to solicit authorization from such employees to be represented by such labor union; (4) any increase in or modification of the compensation or benefits payable or to become payable by any of CIT or the CIT Subsidiaries to any of its directors or employees, except in the ordinary course of business consistent with past practice; (5) any acquisition or sale of Property of CIT or any Significant CIT Subsidiary, other than in the ordinary course of business consistent with past practice and other than as permitted under Section 6.1 or 7.4(b); or (6) through the date of this Agreement, any writing off of the value of any assets, other than as disclosed in the CIT Reports filed after December 31, 1998 and prior to the date of this Agreement or disclosed in the consolidated financial statements of CIT furnished to Newcourt prior to the date of this Agreement; and (y) CIT and the CIT Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

                  (b) The books, records and accounts of CIT and the CIT Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years and (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of CIT. CIT has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (x) transactions are executed in accordance with management's general or specific authorization; and (y) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with U.S. GAAP or any other criteria applicable to such statements and (B) to maintain accountability of assets.

           5.9. Legal Proceedings. (a) Neither CIT nor any of the CIT Subsidiaries is a party to any and there are no pending or, to CIT's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CIT or any of the CIT Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

                  (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CIT, any of the CIT Subsidiaries or the assets of CIT or any of the CIT Subsidiaries.

           5.10. Taxes. Each of CIT and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns are true and correct in all material respects except to the extent adequate provision has been made with respect thereto in CIT's consolidated financial statements, (ii) paid in full or made adequate provision in the financial statements of CIT (in accordance with U.S. GAAP) for all Taxes shown to be due on such Tax Returns and (iii) not received written notice of a proposed assessment or reassessment of a material liability for unpaid Taxes, the amount of which has not been previously paid or adequately provided for in CIT's consolidated financial statements. As of the date hereof, neither CIT nor any of its Subsidiaries has requested any extension of time within which to file any material Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. No material Tax liens have been filed with respect to CIT or any CIT Subsidiary, other than for Taxes not yet due and payable or those being contested in good faith.

           5.11. Employees. (a) Section 5.11(a) of the CIT Disclosure Schedule sets forth a true and correct list of each material deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each material employment, termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is (or, with respect to any pension plan that is or was subject to Title IV of ERISA, during any time in the last six years was) sponsored, maintained, participated in or contributed to or required to be contributed to as of the date of this Agreement (the "CIT Plans") by CIT, any of its Subsidiaries or by any trade or business, whether or not incorporated (a "CIT ERISA Affiliate"), all of which together with CIT would be deemed a "single employer" within the meaning of
 Section 4001 of ERISA, for the benefit of any employee or former employee of CIT or any Subsidiary.

                  (b) To the extent that CIT has provided or made available any of the following documents to Newcourt, the copies so provided or made available were true and correct copies of such documents: (i) any CIT Plan document including all amendments thereto; (ii) any actuarial report for such CIT Plan for each of the last two years, (iii) the most recent determination letter from the Internal Revenue Service for any such CIT Plan; (iv) the most recent summary plan description and related summaries of modifications or (v) the most recent Form 5500 (including all schedules) filed with the IRS.

                  (c) Each of the CIT Plans is in compliance with all applicable provisions of the Code and ERISA; each of the CIT Plans and related trusts intended to be "qualified" within the meaning of Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred to cause the loss of such qualified status; no CIT Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; all contributions required to be made by CIT or any CIT Subsidiary to any CIT Plan have been made by the due date; neither CIT nor any CIT ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a CIT Plan pursuant to Title IV of ERISA (other than for premiums not yet due to the Pension Benefit Guaranty Corporation); to the knowledge of CIT no proceedings have been instituted to terminate any CIT Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any CIT Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a risk to CIT of incurring a liability to or on account of a CIT Plan pursuant to Title IV of ERISA; no CIT Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no CIT Plan is a multiple employer plan (as defined in Section 413 of the Code); except as required by Section 4980B of the Code or Part 6 of Title I of ERISA, no CIT Plan provides post-retirement welfare benefits and there are no pending, or, to the knowledge of CIT, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the CIT Plans or any trusts related thereto or against CIT, any CIT Subsidiary or any individual or entity for which the CIT Plans, CIT or any CIT Subsidiary may have liability; all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in compliance with such applicable laws and the requirements of any trust deed or other document under which they are established or maintained.

           5.12. SEC Reports. No final registration statement, prospectus, report, schedule, definitive proxy statement or other document required to be filed since December 31, 1996 by CIT with the SEC pursuant to the Securities Act or the Exchange Act (the "CIT Reports") contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later contained or incorporated by reference in a CIT Report date shall be deemed to modify information as of an earlier date. Since December 31, 1996, CIT has timely filed all material CIT Reports and other material documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all CIT Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

           5.13. CIT Information. The information to be contained in the Proxy Circular and the Registration Statement, or in any other document filed with any other regulatory agency in connection herewith (other than any information which is provided to CIT by Newcourt specifically for inclusion in such document), will not at the time the Proxy Circular is mailed to shareholders and at the time of each of the Newcourt and the CIT shareholders' meetings contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Circular (except for such portions thereof that relate only to or are prepared by Newcourt or any of the Newcourt Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply with the provisions of the Securities Act and the rules and regulations thereunder.

           5.14. Compliance with Applicable Law. CIT and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CIT or any of its Subsidiaries or the conduct of their respective businesses and neither CIT nor any of the CIT Subsidiaries knows of, or has received notice of violation of, any violations of any of the above.

           5.15. Certain Contracts. (a) Except as set forth in Section 5.15(a) of the CIT Disclosure Schedule, neither CIT nor any of the CIT Subsidiaries is a party to or bound by any contract or commitment (whether written or oral) (i) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from CIT, Newcourt or any of their respective Subsidiaries to any director, officer, employee, contractor or consultant thereof, (ii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the CIT Reports, (iii) which materially increases any benefits otherwise payable under any CIT compensation plan or other benefit arrangement, (iv) which requires CIT to register any securities under the Securities Act or otherwise or (v) which materially restricts the conduct of any line of business by CIT or any of the CIT Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in clause (ii) of this Section 5.15(a), whether or not set forth in Section 5.15(a) of the CIT Disclosure Schedule, is referred to herein as a "CIT Contract". CIT has previously delivered or made available to Newcourt true and correct copies of each CIT Contract.

                  (b) (i) Each CIT Contract is valid and binding and in full force and effect, (ii) neither CIT nor any of the CIT Subsidiaries is in default in respect of its obligations under any CIT Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of CIT or any of the CIT Subsidiaries under any CIT Contract, and (iv) no other party to any CIT Contract is, to the knowledge of CIT, in default in any respect thereunder.

           5.16. Agreements with Regulatory Agencies. Neither CIT nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Section 5.16 of the CIT Disclosure Schedule, a "CIT Regulatory Agreement"), any CIT Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its credit policies, its management or its business, nor has CIT or any of its Subsidiaries been advised by any CIT Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any CIT Regulatory Agreement.

           5.17.  Environmental Matters. (a)  Each of CIT and its
 Subsidiaries and, to the knowledge of CIT, each of the Participation Facilities (as hereinafter defined), are in compliance with all Environmental Laws;

                  (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of CIT, threatened, before any Governmental Entity or other forum in which CIT, any of its Subsidiaries or any Participation Facility, has been or, with respect to threatened proceedings, could reasonably be expected to be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by CIT or any of its Subsidiaries or any Participation Facility;

                  (c) To the knowledge of CIT during the period of (i) CIT's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties or (ii) CIT's or any of its Subsidiaries' participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of CIT, prior to the period of (x) CIT's or any of its Subsidiaries' ownership or operation of any of their respective current or former properties or (y) CIT's or any of its Subsidiaries' participation in the management of any Participation Facility, there was no release of Hazardous Materials in, on, under or affecting any such property or Participation Facility; and

                  (d) The following definition applies for purposes of this Section 5.17: "Participation Facility" means any facility in which CIT or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility.

           5.18. Opinion. Prior to the execution of this Agreement, CIT has received an opinion from each of J.P. Morgan Securities Inc. and Donaldson Lufkin & Jenrette Securities Corporation to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to CIT. Such opinion has not been amended or rescinded as of the date of this Agreement.

           5.19. Ownership of Newcourt Common Shares. Neither CIT nor, to the knowledge of CIT, any of its affiliates or associates (as such terms are defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of Newcourt.

           5.20. Property. Each of CIT and its Subsidiaries has good and marketable title free and clear of all Encumbrances to all of the Properties which are reflected on the consolidated statement of financial condition of CIT as of December 31, 1998 or were acquired after such date, except for (i) Permitted Encumbrances and (ii) dispositions of, and Encumbrances on, such Properties in the ordinary course of business or as otherwise permitted or required hereunder.

           5.21. Year 2000 Compliance Plan. Section 5.21 of the CIT Disclosure Schedule sets forth a true and complete copy of CIT's plan to cause all of the Date-Sensitive Systems owned, leased for use by or used by the CIT or any CIT Subsidiary intended and necessary for use after December 31, 1999, or licensed to the CIT or any CIT Subsidiary for use by CIT or such CIT Subsidiary, and all of CIT's and each CIT Subsidiary's Date Data to be Year 2000 Compliant (CIT's "Y2K Plan"). CIT believes that its Y2K Plan can be substantially achieved on or before September 30, 1999.

           5.22. Interested Party Transactions. Except as disclosed in the CIT Reports filed prior to the date of this Agreement, no executive officer of CIT has, either directly or indirectly, a material interest in (1) any Person which purchases from or sells, licenses or furnishes to CIT or any of the CIT Subsidiaries any material goods, property, technology or intellectual or other material property rights or services or (2) any material contract or agreement to which CIT or any of the CIT Subsidiaries is a party or by which it may be bound or affected.

           5.23. Insurance. CIT and each of the CIT Subsidiaries have their respective assets insured against loss or damages as appropriate in their businesses and assets in such amounts and against such risks as are appropriate in their business, and such insurance coverage will be continued in full force and effect to and including the Effective Time.

           5.24. Board Approval. The Board of Directors of CIT has, as of the date hereof, (i) approved this Agreement and the Arrangement, (ii) determined that the Arrangement is in the best interests of CIT and the shareholders of CIT and (iii) recommended the shareholders of CIT approve the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement and upon conversion of the Exchangeable Shares.

           5.25. Intellectual Property. CIT and the CIT Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the "CIT Intellectual Property") necessary to carry on its business substantially as currently conducted. Neither CIT nor any such subsidiary has received any notice of infringement of or conflict with, and, to CIT's knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any material CIT Intellectual Property which have not been previously resolved.

           5.26. DGCL Section 203. The provisions of Section 203 of the Delaware General Corporation Law will not apply to Newcourt (by virtue of the DKB Voting Agreement or otherwise), this Agreement or the Plan of Arrangement or any of the transactions contemplated hereby or thereby.

           5.27. CIT Knowledge. As of the date of this Agreement, CIT is not aware of any matter, except as set forth on the Newcourt Disclosure Schedule, as to which CIT believes that such matter would result in a Net Worth Charge.


                                 ARTICLE VI

                 COVENANTS RELATING TO CONDUCT OF BUSINESS

           6.1. Covenants of CIT and Newcourt. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of the other party, Newcourt, CIT and each of their respective Subsidiaries shall (x) carry on their respective businesses in the ordinary course consistent with past practice and (y) use reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees. Without limiting the generality of the foregoing, except as set forth in the Newcourt Disclosure Schedule or the CIT Disclosure Schedule, and except as otherwise contemplated by this Agreement or consented to in writing by the other party, neither Newcourt nor CIT shall, and neither Newcourt nor CIT shall permit any of its Subsidiaries to:

                  (a) solely in the case of Newcourt and CIT, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than quarterly dividends not in excess of (i) Cdn$0.06 per Newcourt Common Share, in the case of Newcourt, and (ii) US$0.10 per share of CIT Common Stock, in the case of CIT;

                  (b) (i) repurchase, redeem or otherwise acquire any shares of the capital stock of such party or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of such party or any of its Subsidiaries, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver, allocate, sell or pledge, or authorize or propose the issuance, delivery, allocation, sale or pledge of, any shares of its capital stock or any stock appreciation rights or securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing except, in the case of clauses (ii) and (iii), for (x) the issuance of such party's common shares upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms, (y) in the case of Newcourt, the distribution or sale of outstanding Newcourt Common Shares currently held for Newcourt's employees pursuant to Newcourt's employee share loan program and (z) in the case of CIT, the grant of additional stock options to its directors and employees, in the ordinary course consistent with past practice as to both the timing of such grants and the amount of such grants, pursuant to CIT's stock option and stock incentive plans for employees and directors;

                  (c) amend its charter, by-laws or other similar governing documents;

                  (d) solely in the case of Newcourt and the Newcourt Subsidiaries, authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, an Acquisition Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that (x) Newcourt may, in response to an Acquisition Proposal that the Board of Directors of Newcourt determines in good faith to be more favorable to its shareholders than the transactions contemplated hereby, and for which financing is committed or for which, in the good faith judgment of the Board of Directors of Newcourt, financing is reasonably capable of being obtained by such third party (a "Superior Proposal"), and subject to providing prior written notice of such Superior Proposal to CIT, participate in any discussions or negotiations regarding, or provide the party making such Superior Proposal with any nonpublic information (pursuant to a customary confidentiality agreement and provided Newcourt provides CIT with such information, concurrently with or prior to providing it to such party) in connection with, such Superior Proposal, or otherwise facilitate any effort or attempt to implement such Superior Proposal, if the Board of Directors of Newcourt determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to Newcourt and to Newcourt's shareholders under applicable law, (y) Newcourt may communicate information about any Acquisition Proposal to its shareholders if, in the judgment of Newcourt's Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law and (z) nothing contained in this Agreement shall prevent Newcourt or its Board of Directors from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, provided, however, that, except in connection with a Superior Proposal, neither the Board of Directors of Newcourt nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Newcourt Shareholder Matters, or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal. Newcourt will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than CIT with respect to any of the foregoing and Newcourt will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.1(d). Newcourt will (A) notify CIT immediately if any such inquiries or Acquisition Proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Newcourt and (B) promptly inform CIT in writing of all of the relevant details and status with respect to the foregoing;

                  (e) make any capital expenditures in excess of the US$50 million budgeted for calendar year 1999;

                  (f) enter into any new line of business or, other than in the ordinary course of its business, enter into any material transaction, provided, however, that the negative covenants contained in this clause (f) shall apply to CIT and its Subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the transactions contemplated hereby;

                  (g) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than (i) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices and (ii) partnerships, joint ventures, virtual joint ventures, investment funds and other similar arrangements as part of the ordinary course business activities of such party, provided, however, that the negative covenants contained in this clause (g) shall apply to CIT and its Subsidiaries only to the extent that any of the actions contemplated would, or would reasonably be expected to, delay or inhibit the receipt of any regulatory approvals required for the consummation of the transactions contemplated hereby;

                  (h) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Arrangement set forth in Article VIII not being satisfied;

                  (i) change its methods of accounting in effect at December 31, 1998, except as required by changes in (x) Canadian GAAP or U.S. GAAP as concurred to by Newcourt's independent auditors, in the case of Newcourt or (y) U.S. GAAP as concurred to by CIT's independent auditors, in the case of CIT;

                  (j) solely in the case of Newcourt and the Newcourt Subsidiaries (i) except as set forth in Section 7.7 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code or the ITA, adopt, amend, or terminate any employee benefit plan or any agreement, arrangement, plan or policy between such party or any of its Subsidiaries and one or more of its current or former directors, officers or employees, or any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, employee stock ownership, deferred compensation employment termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any employee benefit plan or agreement as in effect as of the date of this Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); provided, however, that nothing contained herein shall prohibit Newcourt from paying 1998 bonuses which have been earned and accrued on its books; provided further, however, that the aggregate amount of cash compensation paid in respect of fiscal year 1999 to the nine executive officers of Newcourt listed on Section 6.1(j) of the Newcourt Disclosure Schedule (exclusive of the aggregate amount of any severance payments and any retention or stay bonuses paid to any of such officers) shall not exceed the aggregate amount of cash compensation paid to such persons in respect of fiscal year 1998;

                  (k) solely in the case of Newcourt and the Newcourt Subsidiaries, other than activities in the ordinary course of business consistent with past practice (including financing, securitization, syndication, pooling and other similar activities), sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; provided, however, that Newcourt and the Newcourt Subsidiaries may not sell or otherwise dispose of any line of business, or any material portion of any line of business or any of Newcourt's remaining investment in KMC Telecom;

                  (l) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any unrelated individual, corporation or other entity;

                  (m) other than in the ordinary course of business, create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease (as lessee) for goods, services or office space to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or their respective properties is bound, other than any amendment or renewal which does not materially reduce the benefits of any such contract, agreement or lease to such party;

                  (n) solely in the case of Newcourt and the Newcourt Subsidiaries, enter into any new joint ventures without the consent of CIT, which shall not be unreasonably withheld, it being understood that the withholding of such consent would be reasonable if the entering into such joint venture would, in the good faith reasonable judgment of CIT, reasonably be expected to jeopardize or delay the receipt of (or result in the imposition of any conditions in connection with) any Primary Approval;

                  (o) solely in the case of Newcourt and the Newcourt Subsidiaries, engage in any interest rate risk management or other derivative transactions or arrangements other than for hedging purposes;

                  (p) solely in the case of Newcourt and the Newcourt Subsidiaries, enter into any financing program agreements or arrangements containing any exclusivity or non-competition provisions without the consent of CIT, which consent shall not be unreasonably withheld; or

                  (q)  agree to do any of the foregoing.


                                ARTICLE VII

                           ADDITIONAL AGREEMENTS

           7.1. Regulatory Matters. (a) Newcourt and CIT shall promptly prepare the Proxy Circular, and CIT shall use its reasonable best efforts to file the Proxy Circular with the SEC not later than 20 days after the date of this Agreement. Each of Newcourt and CIT shall thereafter mail the Proxy Circular to its respective shareholders. CIT shall use its reasonable best efforts to prepare and file with the SEC not later than 20 days after the date of this Agreement a registration statement on the appropriate form with respect to the shares of CIT Common Stock to be issued upon exchange of any Exchangeable Shares (the "Registration Statement") and shall take all actions necessary to maintain such Registration Statement current and effective for as long as shall be required to enable the holders of Exchangeable Shares to sell the shares of CIT Common Stock received upon exchange thereof. Each of Newcourt and CIT shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. CIT shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

                  (b) Newcourt shall file the Proxy Circular in all Canadian jurisdictions where the Proxy Circular is required to be filed and with the SEC, the TSE and the ME in accordance with the applicable rules and regulations thereof. The parties shall use all reasonable efforts to obtain all orders required from the applicable Canadian securities authorities to permit the issuance and first resale of (i) the Exchangeable Shares and the shares of CIT Common Stock to be issued pursuant to the Arrangement, (ii) the shares of CIT Common Stock to be issued upon exchange of the Exchangeable Shares from time to time and (iii) the shares of CIT Common Stock to be issued from time to time upon the exercise of the Replacement Options, in each case without qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling, or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities laws or pursuant to the rules and regulations of any regulatory authority administering such laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Newcourt or CIT for purposes of Canadian federal, provincial or territorial securities laws).

                  (c) The parties hereto shall cooperate with each other and use their reasonable best efforts to prepare and file not later than 10 days after the date of this Agreement all necessary documentation (including, with respect to applications, notices, and filings made by the parties prior to the date of this Agreement, all updated and/or supplemental information required in connection therewith), to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Arrangement) and for the parties and their Subsidiaries to conduct their respective businesses after the Closing Date in substantially the same manner as conducted currently, or which are required in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which either of the parties or their Subsidiaries carries on its business as currently conducted. Newcourt and CIT each will furnish to the other for review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Newcourt or CIT, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.
 The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and, in each case subject to applicable law relating to the exchange of information, each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Promptly upon the reasonable request of CIT, Newcourt will provide, and will use its reasonable efforts to cause each other Co-Venturer (and the ultimate parent entity thereof) in a Joint Venture to provide promptly, to CIT, to the extent reasonably available to Newcourt or such other party, the information required in order to respond to any questions asked by the Federal Reserve Board regarding any Co-Venturer or any joint venture. "Co-Venturer" means any company that (i) owns an interest in a company in which Newcourt has an interest or (ii) has entered into an agreement with Newcourt for Newcourt or its affiliates to finance the sale of the company's products.

                  (d) Newcourt and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Circular, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Newcourt, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Arrangement and the other transactions contemplated by this Agreement. Without limiting the foregoing, Newcourt shall as promptly as practicable provide to CIT upon its request all financial information pertaining to Newcourt reasonably necessary or advisable in connection with the foregoing, including the Canadian to U.S. GAAP reconciliation for the period ended June 30, 1999 and the necessary information to conform Newcourt's financial information to CIT's accounting policies and reporting format.

                  (e) Newcourt and CIT shall, subject to applicable law, promptly furnish each other with copies of written communications received by Newcourt or CIT, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

                  (f) Each party will give the other party a reasonable opportunity to participate in the defense of any shareholder litigation against such party and its directors relating to the transactions contemplated hereby; provided, however, that (x) the foregoing shall not require either party to take any such action which would be reasonably likely to jeopardize such party's attorney-client privilege and (y) the party to this Agreement that is the defendant in such litigation shall control such litigation.

           7.2. Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will use their reasonable best efforts to (x) mitigate any restrictions pursuant to the preceding sentence and (y) make appropriate substitute disclosure arrangements under circumstances in which such restrictions cannot be so mitigated. The access described above shall include the right of CIT to maintain on Newcourt's premises during all normal business hours one or more representatives of CIT who shall be afforded access in the manner set forth above.

                  (b) All information furnished to either party pursuant to Section 7.2(a) shall be subject to, and such party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated February 24, 1999 (the "Confidentiality Agreement"), between Newcourt and CIT.

                  (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

                  (d) Within twenty-one (21) days following the last day of each month after the date of this Agreement, Newcourt shall provide CIT with its consolidated balance sheet as of the end of such month and the related consolidated statement of income, in each case prepared in accordance with Canadian GAAP consistently applied, together with a statement setting forth in reasonable detail a computation of Adjusted Shareholders' Equity as of such month end.

           7.3. Shareholder Meetings. Newcourt and CIT each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the issuance of the Interim Order for the purpose of voting upon the approval of (a) the Plan of Arrangement and the consummation of the transactions contemplated thereby (the "Newcourt Shareholder Matters"), in the case of Newcourt, and (b) the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement, upon exchange of Exchangeable Shares and upon exercise of the Replacement Options, and the CIT Transition Option Plan (collectively, the "CIT Shareholder Matters"), in the case of CIT. CIT will and, subject to the penultimate sentence of this Section 7.3, Newcourt will, through its respective Board of Directors, recommend to its respective shareholders (x) approval of the Newcourt Shareholder Matters, in the case of Newcourt, and (y) approval of the CIT Shareholder Matters, in the case of CIT, and, in each case, such other matters as may be submitted to its shareholders in connection with this Agreement. Neither the Board of Directors of either party nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by such Board of Directors or such committee of the Newcourt Shareholder Matters, in the case of Newcourt, or the CIT Shareholder Matters, in the case of CIT, and neither the Board of Directors of Newcourt nor any committee thereof shall (i) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (ii) cause Newcourt to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of Newcourt determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to do so in order to comply with its fiduciary duties to Newcourt and to Newcourt's shareholders under applicable law, the Board of Directors of Newcourt may terminate this Agreement solely in order to concurrently enter into an Acquisition Agreement with respect to a Superior Proposal, but only after the fifth day following CIT's receipt of written notice advising CIT that the Board of Directors of Newcourt is prepared to accept a Superior Proposal, and only if, during such five-day period, if CIT so elects, Newcourt and its advisors shall have negotiated in good faith with CIT to make such adjustments in the terms and conditions of this Agreement as would enable CIT to proceed with the transactions contemplated herein on such adjusted terms. Newcourt and CIT shall coordinate and cooperate with respect to the foregoing matters with a view toward, among other things, holding the respective meetings of each party's shareholders on the same day.

           7.4. Legal Conditions to Arrangement. (a) Each of Newcourt and CIT shall, and shall cause its Subsidiaries (including, in the case of CIT, Newco and Exchangeco) to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Arrangement and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement; (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Newcourt or CIT or any of their respective Subsidiaries in connection with the Arrangement and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval; and (iii) in the case of CIT, to execute and deliver (and cause Newco and Exchangeco to execute and deliver) the Arrangement Documents.

                  (b) Without limiting the generality of Section 7.4(a), in the event that either party fails or expects to fail to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity because of the type or nature of any assets or the activities of any business of either party or any of its Subsidiaries, such party shall use its reasonable best efforts to take or cause to be taken all actions necessary to either obtain the required approval or obviate the need to obtain such approval, including, if necessary, discontinuing or disposing of such business or assets or restructuring the conduct of such business; provided, however, that no party shall be required to take any such action if doing so would reasonably be expected to have a Material Adverse Effect on Newcourt and CIT (on a combined basis).

           7.5. Affiliates. Newcourt shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of Newcourt to deliver to CIT, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.5(a) or Exhibit 7.5(b) hereto, as applicable.

           7.6. Stock Exchange Listings; Tax Status. Each of CIT and Newcourt shall, to the extent applicable, use its reasonable best efforts to (i) cause the Exchangeable Shares and the shares of CIT Common Stock to be listed and posted for trading on the TSE by the Effective Time and, with respect to the Exchangeable Shares, to maintain the listing as long as any Exchangeable Shares are outstanding, (ii) cause the shares of CIT Common Stock to be issued in the Arrangement or upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options from time to time to be approved for listing on the NYSE, subject to official notice of issuance, as of the Effective Time and (iii) ensure that Exchangeco remains a "public corporation" within the meaning of the ITA until the earlier of (x) such time as there are no Exchangeable Shares outstanding and (y) five years after the Effective Time.

           7.7. Employee Benefit Plans; Existing Agreements. (a) From and after the Effective Time, the employees of Newcourt and the Newcourt Subsidiaries as of the Effective Time (the "Newcourt Employees") shall continue to participate in Newcourt's employee benefit and compensation plans in which they currently participate or, at CIT's discretion, in CIT's employee benefit and compensation plans or a combination thereof. Prior to December 31, 2000, CIT shall not, and shall not permit any of its Subsidiaries to, modify or amend the benefit programs applicable to Newcourt Employees in any manner which would cause the benefits provided to such employees under such plans in the aggregate, to be less favorable than those provided to Newcourt Employees under such plans immediately prior to the Effective Time except to the extent agreed to by Messrs. Gamper and Banks of New CIT. The foregoing limitation on CIT's and its subsidiaries' right to amend or modify the compensation plans does not apply to Newcourt employees who have employee contracts with New CIT. Without limiting the generality of the foregoing, from and after the Effective Time, CIT shall continue to maintain Newcourt's share loan program (including the related financial support thereof) with respect to participants in such program as of the Effective Time for the sole purpose of permitting participants in the program at the Effective Time to repay outstanding loans without adverse amendment or adverse alteration in the administration thereof for so long as any loans remain outstanding thereunder.

                  (b) Following December 31, 2000 (or such earlier date that a Newcourt Employee commences participation in a plan), with respect to each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program, "pension" plan, fund or program; each termination or severance plan or program; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, in which Newcourt Employees participate (the "New CIT Plans"), for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits or post-retirement welfare benefits), service with Newcourt (or predecessor employers to the extent Newcourt provides past service credit) shall be treated as service with New CIT. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each New CIT Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Newcourt Plan. Newcourt Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New CIT Plan.

                  (c) Not later than March 15, 2000 (the "1999 Bonus Payment Date"), in addition to any amounts that the Newcourt Employees shall have earned under CIT's incentive bonus plans in 1999, CIT shall, or shall cause Newcourt to, pay to each Newcourt Employee who is employed on the Bonus Payment Date a pro-rata 1999 bonus under Newcourt's incentive bonus plans in respect of the period from January 1, 1999 through the Closing Date based on Newcourt's annualized performance (without regard to the effect (including the cost) of any actions taken by Newcourt or any of the Newcourt Subsidiaries in contemplation of the Arrangement or at the request of CIT) from January 1, 1999 through the end of the last full month prior to consummation of the Arrangement; provided, however, that if, prior to the 1999 Bonus Payment Date, any Newcourt Employee is terminated other than for cause, CIT shall, or shall cause Newcourt to, pay to such Newcourt Employee on the date of termination the pro-rata 1999 bonus that would have otherwise been payable to such employee on the 1999 Bonus Payment Date.
 The provisions of this Section 7.7(c) are intended to be for the benefit of, and shall be enforceable by, each such director, officer or employee.

                  (d) As of the Effective Time, CIT shall assume and honor and shall cause the appropriate Subsidiaries of CIT to assume and to honor in accordance with their terms all employment, severance and other compensation agreements and arrangements existing prior to or as of the execution of this Agreement which are between Newcourt or any of its Subsidiaries and any director, officer or employee thereof and whether or not disclosed in the Newcourt Disclosure Schedule, including, without limitation, the Separation Agreements and General Releases of even date herewith between Newcourt and each of the parties thereto as listed in
 Section 4.8(a)(x)(3) of the Newcourt Disclosure Schedule. CIT acknowledges and agrees that the Arrangement constitutes a "Change in Control" for all purposes pursuant to such agreements and arrangements, except that, with respect to the AT&T Capital Member Severance Plan, the AT&T Capital 1995 Leadership Severance Plan and any AT&T Capital Annual Incentive Plan, the existing Plan Administrators and Benefits Committee (as defined therein) under each such plan will seek advice and make a determination as to whether the Arrangement constitutes such a Change of Control, and the acknowledgment of CIT in this sentence shall be deemed operative with respect to any such plan only to the extent the Arrangement is so determined by the Plan Administrators and the Benefits Committee for such plan to constitute a Change of Control under and pursuant to such Plan.
 The provisions of this Section 7.7(d) are intended to be for the benefit of, and shall be enforceable by, each such director, officer or employee.

                  (e) Prior to the Effective Time, Newcourt shall amend or cause to be amended the Newcourt Credit Group Inc. Savings and Investment Plan (the "Savings Plan") so that, as of the Effective Time, participants in the Savings Plan will not be permitted to transfer balances into, make contributions to, or have contributions made to, the Newcourt Common Share investment option under the Savings Plan.

                  (f) Newcourt and CIT shall take all such steps as may be required to provide that, with respect to each Section 16 Affiliate (as defined below), (i) the transactions contemplated by this Agreement and the Plan of Arrangement, and (ii) any other acquisitions of CIT equity securities (including derivative securities) in connection with this Agreement or the Plan of Arrangement, shall be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP. For purposes of this Agreement, "Section 16 Affiliate" shall mean each individual who (x) immediately prior to the Effective Time is a director or officer of Newcourt or (y) at the Effective Time will become a director or officer of CIT.

           7.8. Indemnification. (a) From and after the Effective Time, CIT agrees to maintain, or cause to be maintained, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Newcourt or any Newcourt Subsidiary as provided in their respective articles of incorporation or by-laws or similar governing documents, and CIT hereby assumes, effective at the Effective Time, all such liability.

                  (b) In addition to the foregoing, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Newcourt or any of its Subsidiaries, (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Newcourt, any of the Subsidiaries of Newcourt or any of their respective predecessors or affiliates or (ii) this Agreement, the March Agreement or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, CIT shall indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party) judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CIT; provided, however, that
 (1) CIT shall have the right to assume the defense thereof and upon such assumption CIT shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if CIT elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between CIT and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with CIT, and CIT shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) CIT shall in all cases (other than cases involving issues which raise conflicts of interest between or among two or more Indemnified Parties, in which cases the limitation on CIT's obligations contained in this clause (2) shall not apply) be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) CIT shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) CIT shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.8, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify CIT thereof, provided that the failure to so notify shall not affect the obligations of CIT under this Section 7.8 except to the extent such failure to notify materially prejudices CIT. CIT's obligations under this
 Section 7.8 shall continue in full force and effect without time limit from and after the Effective Time.

                  (c) CIT shall cause the persons serving as officers and directors of Newcourt immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Newcourt (provided that CIT may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are in the aggregate not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall CIT be required to expend on an annual basis more than 150% of the current amount expended by Newcourt (the "Insurance Amount") to maintain or procure insurance coverage, and further provided that if CIT is unable to maintain or obtain the insurance called for by this Section 7.8(c), CIT shall use all reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

                  (d)  In the event CIT or any of its successors or assigns
 (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of CIT assume the obligations set forth in this section.

                  (e) The provisions of this Section 7.8 are intended to be for the benefit of, and shall be enforceable by, each such officer, director and employee referred to in this Section 7.8.

           7.9. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by either party.

           7.10. Coordination of Dividends. After the date of this Agreement each of CIT and Newcourt shall coordinate with the other regarding the declaration and payment of any dividends in respect of the CIT Common Stock and the Newcourt Common Shares and the record dates and payment dates relating thereto, it being the intention of the parties that any holder of Newcourt Common Shares shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to such holder's Newcourt Common Shares and/or any shares of CIT Common Stock or Exchangeable Shares any such holder receives pursuant to the Arrangement.

           7.11.  [reserved]

           7.12.  [reserved]

           7.13. Board of Directors. At the Effective Time, the total number of persons serving on the Board of Directors of New CIT shall be sixteen (16), twelve (12) of whom shall be selected by the Board of Directors of CIT as provided below and four (4) of whom shall be selected by the Board of Directors of Newcourt as provided below (such four directors, the "Newcourt Directors"). Two of the twelve initial directors selected by CIT shall be designated by DKB and shall be Hisao Kobayashi and Keiji Torii. One of the four initial Newcourt Directors shall be David Banks, who will serve as non-executive Vice Chairman of the Board of Directors of New CIT, and two of the remaining initial Newcourt Directors shall be a person designated by Hercules Holdings (Cayman) Limited ("Hercules") and a person designated by Canadian Imperial Bank of Commerce ("CIBC"), in each case, pursuant to the Amended and Restated Voting Agreements entered into as of the date of this Agreement between each of such parties, respectively, and CIT. If within two years after the Effective Time, any Newcourt Director ceases to serve as a director of New CIT, or either or both of CIBC and Hercules ceases to have the right to nominate a director to serve on the Board of New CIT pursuant to the terms of its Amended and Restated Voting Agreement with CIT, then the remaining Newcourt Directors shall designate a successor director to serve on the Board of New CIT, subject to the concurrence of CIT. The remaining person to serve initially on the Board of Directors of New CIT as of the Effective Time who is to be selected by Newcourt shall be selected by the Board of Directors of Newcourt, subject to the concurrence of CIT, from among those persons serving on the Board of Directors of Newcourt prior to the Effective Time; and the remaining ten persons to serve on the Board of Directors of New CIT as of the Effective Time who are to be selected by CIT shall be selected solely by and at the absolute discretion of the Board of Directors of CIT. In the event that, prior to the Effective Time, any person named above or any other person so selected to serve on the Board of Directors of New CIT after the Effective Time is unable or unwilling to serve in such position, the Board of Directors or stockholders which selected such person shall designate another of its members to serve in such person's stead in accordance with the provisions of the immediately preceding sentence, including in the case of Newcourt Directors the concurrence of CIT.

           7.14. Notification of Certain Matters. Each of Newcourt and CIT will give prompt notice to the other party of (i) any change or event which would cause any representation or warranty made by it to be untrue or inaccurate as of the Effective Time, subject to Article III, or (ii) any material failure by it to comply with or satisfy any covenant or agreement to be complied with by it hereunder.

           7.15. Comfort Letters. Each of Newcourt and CIT shall use its reasonable efforts to cause to be delivered to the other party a letter of its respective independent public accountants, substantially in the form attached hereto as Exhibit E, dated (i) the date on which the Registration Statement shall become effective, or, if there is no Registration Statement, the date of mailing of the Proxy Circular, and (ii) a date shortly prior to the Effective Time, and addressed to such other party.

           7.16. Year 2000. Each Party shall use its reasonable best efforts to implement its respective Y2K Plan. At the request of the other party, each party shall periodically update the other party regarding its process with respect to its Y2K Plan.

           7.17. No Inconsistent Actions. Neither Newcourt nor CIT shall effectuate any transaction or enter into any agreement the effect of which would be to interfere with or otherwise impede consummation of the transactions contemplated hereby.

           7.18.  [reserved]

           7.19.  Phase II Transactions.      (a)  From and after the date
 of this Agreement, the parties hereto hereby agree to use their reasonable best efforts to cause the transactions described in Section 7.19 of the Newcourt Disclosure Schedule (such transactions, the "Phase II Transactions") to occur as soon as practicable following the Effective Time, and, in furtherance of the foregoing, from and after the date of this Agreement, each of CIT and Newcourt shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Phase II Transactions, or which are required as a result of the Phase II Transactions in order to maintain in effect any governmental authorizations, licenses or approvals pursuant to which either of the parties or their Subsidiaries carries on its business as currently conducted (which, in the case of CIT, shall include, without limitation, entering into, effective as of the effective time of the Phase II Transactions, any and all such supplemental indentures, assumption agreements, support agreements and guarantees with respect to the existing debt obligations of Newcourt and its Subsidiaries as are necessary or advisable to consummate the Phase II Transactions); provided, however, that no party shall be required to take any action pursuant to this Section 7.19(a) to the extent that doing so would jeopardize or delay the consummation of any of the transactions contemplated hereby or the satisfaction of any of the conditions contained in Article VIII.

                  (b) Newcourt and CIT each will furnish to the other for review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Newcourt or CIT, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Phase II Transactions. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Phase II Transactions and, in each case subject to applicable law relating to the exchange of information, each party will keep the other apprised of the status of matters relating to completion of the Phase II Transactions. Newcourt and CIT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Newcourt, CIT or any of their respective Subsidiaries to any Governmental Entity in connection with the Phase II Transactions.

                  (c) Notwithstanding anything to the contrary contained in this Agreement, the terms and phrases "transactions contemplated hereby," "transactions contemplated by this Agreement" and "Arrangement," when used anywhere in this Agreement, shall not be deemed for any purpose to include any of the Phase II Transactions. Without limiting the foregoing or the covenants contained in the other paragraphs of this
 Section 7.19, the parties expressly acknowledge that none of the conditions contained in Article VIII of this Agreement (including those contained in Sections 8.1(d), 8.2(g) and 8.3(e)), other than Section 8.2(e) shall require for its satisfaction that the parties obtain any consent, permit, approval or authorization of any third parties or Governmental Entity which is necessary or advisable for the consummation of the Phase II Transactions and not otherwise required for the consummation of the Arrangement.

           7.20. Newcourt Allowance. Newcourt shall take such actions as shall be necessary so that, as of the end of each month between the date of this Agreement and the Effective Time, Newcourt's allowance for credit losses reflected on its consolidated balance sheet for such month equals or exceeds 1.7% of the aggregate net book value of Newcourt's "Finance Assets Held for Investment" and "Equipment Under Operating Lease" reflected on its consolidated balance sheet for such month.


                                ARTICLE VIII

                            CONDITIONS PRECEDENT

           8.1. Conditions to Each Party's Obligation To Effect the Arrangement. The respective obligation of each party to effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                  (a) Shareholder Approvals. (i) The Arrangement Resolution shall have been approved and adopted by the requisite vote of not less than two-thirds of the votes cast by the holders of Newcourt Common Shares who are represented in person or by proxy at the meeting of Newcourt's shareholders contemplated by Section 7.3 and in accordance with any other conditions which may be imposed by the Interim Order and (ii) the issuance of shares of CIT Common Stock pursuant to this Agreement and the Plan of Arrangement and upon exchange of Exchangeable Shares and upon issuance or exercise of Replacement Options shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of CIT Common Stock under the rules of the NYSE.

                  (b) Interim and Final Orders. The Interim Order and the Final Order shall each have been obtained in form and terms reasonably satisfactory to each of Newcourt and CIT, and shall such orders not have been set aside or modified on appeal or otherwise in a manner which is not reasonably acceptable to such parties.

                  (c) Listing of Shares. The Exchangeable Shares and the shares of CIT Common Stock shall have been conditionally approved for listing on the TSE, subject to the usual conditions, and the shares of CIT Common Stock which shall be issued to the shareholders of Newcourt upon consummation of the Arrangement, upon exchange of the Exchangeable Shares or upon exercise of the Replacement Options shall have been authorized for listing on the NYSE, subject to official notice of issuance.

                  (d) Primary Approvals. The Primary Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, provided that the party asserting the failure of the condition set forth in this Section 8.1(d) shall have taken any and all actions that such party is required to take under Section 7.4(b).

                  (e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                  (f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Arrangement (an "Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Arrangement.

                  (g) Dissenting Shareholders. Newcourt shall not have received from holders of more than 10% of the Newcourt Common Shares the written objection to the Arrangement Resolution referred to in Section 185(6) of the OBCA where (i) such objections (x) shall have been made timely under Section 3.1 of the Plan of Arrangement and (y) shall not have been withdrawn and (ii) such shares are not voted in favor of the Plan of Arrangement, unless within 30 days after the meeting of Newcourt's shareholders held pursuant to Section 7.3 or, if earlier, immediately prior to the Effective Time, any of Goldman Sachs, J.P. Morgan Securities Inc., Donaldson Lufkin & Jenrette Securities Corporation or any of their respective affiliates, has provided Newcourt and CIT with a letter stating that in the good faith reasonable judgment of such firm, such firm believes that it can place a sufficient amount of permanent equity securities of New CIT to fund the payments required to be made in respect of those shares in excess of 10% of the Newcourt Common Shares for which Dissent Rights shall have been perfected.

           8.2. Conditions to Obligations of CIT. The obligation of CIT to effect the Arrangement is also subject to the satisfaction or waiver by CIT at or prior to the Effective Time of the following conditions:

                  (a)  Representations and Warranties.  (i)  Subject to
 Section 3.2, the representations and warranties of Newcourt set forth in this Agreement (other than those set forth in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and 4.18) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of Newcourt set forth in Sections 4.2, 4.3(a) and 4.3(b)(i), 4.7, 4.11(a) and 4.18 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. CIT shall have received a certificate signed on behalf of Newcourt by the Chairman and the Chief Financial Officer of Newcourt to the foregoing effect.

                  (b) Performance of Obligations of Newcourt. Newcourt shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CIT shall have received a certificate signed on behalf of Newcourt by the Chairman and the Chief Financial Officer of Newcourt to such effect.

                  (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

                  (d) Dell Contract. Any consent, approval or waiver which may be required in order for the Dell Contract to remain in full force and effect immediately after consummation of the Arrangement shall have been obtained and the Dell Contract shall remain in full force and effect, without any amendment or modification from the terms thereof as in effect on the date of this Agreement, other than any such amendment or modification which does not materially reduce the economic benefits of such agreement to Newcourt.

                  (e) Lucent Contract. Any consent, approval or waiver which may be required in order for the Lucent Contract to remain in full force and effect immediately after consummation of the Arrangement and the Phase II Transactions shall have been obtained and the Lucent Contract shall remain in full force and effect, without any amendment or modification from the terms thereof as in effect on the date of this Agreement, other than any such amendment or modification which does not materially reduce the economic benefits of such agreement to Newcourt.

                  (f)  Availability of Executives.  The persons listed on
 Section 8.2(f) of the Newcourt Disclosure Schedule shall be serving as officers of Newcourt immediately prior to the Effective Time.

                  (g) Third Party Consents. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 8.1(d)) whose consent to or approval of the Arrangement shall be required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which Newcourt or any of the Newcourt Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected (other than the Dell Contract and the Lucent Contract) shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval, or the failure of any such consent, waiver or approval to be in full force and effect, would not, individually or in the aggregate, have a Material Adverse Effect on Newcourt.

                  (h) Comfort Letter. Ernst & Young LLP shall have delivered to CIT a comfort letter with respect to the calculation of Final Adjusted Shareholders' Equity in the form of Exhibit F.

                  (i) Litigation. As of the Closing Date, other than as set forth on Section 4.9 of the Newcourt Disclosure Schedule, neither Newcourt nor any of the Newcourt Subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against Newcourt or any of the Newcourt Subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on Newcourt.

                  (j) Regulatory Conditions. No Primary Approval shall have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable, in the reasonable good faith judgment of CIT, the consummation of the transactions contemplated hereby.

           8.3. Conditions to Obligations of Newcourt. The obligation of Newcourt to effect the Arrangement is also subject to the satisfaction or waiver by Newcourt at or prior to the Effective Time of the following conditions:

                  (a)  Representations and Warranties.  (i) Subject to
 Section 3.2, the representations and warranties of CIT set forth in this Agreement (other than those set forth in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18) shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of CIT set forth in Sections 5.2, 5.3(a) and 5.3(b)(i), 5.7, 5.11(a) and 5.18 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Newcourt shall have received a certificate signed on behalf of CIT by the Chief Executive Officer and the Chief Financial Officer of CIT to the foregoing effect.

                  (b) Performance of Obligations of CIT. CIT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Newcourt shall have received a certificate signed on behalf of CIT by the Chief Executive Officer and the Chief Financial Officer of CIT to such effect.

                  (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

                  (d) Board of Directors. CIT shall have taken all such actions as shall be necessary so that at the Effective Time, the composition of New CIT's Board of Directors shall comply with Section 7.13 hereof (assuming Newcourt has designated the initial Directors of New CIT that it is permitted to designate under Section 7.13 hereof).

                  (e) Third Party Consents. The consent, approval or waiver of each Person (other than the Governmental Entities referred to in Section 8.1(d)) whose consent to or approval of the Arrangement shall be required under any note, bond, mortgage, indenture, deed of trust, license, lease, loan or credit agreement or other agreement or other instrument or obligation to which CIT or any of the CIT Subsidiaries is a party, or by which they or any of their respective Properties may be bound or affected shall have been obtained and shall remain in full force and effect, except where the failure to have obtained such consent, waiver or approval, or the failure of any such consent, waiver or approval to be in full force and effect, would not, individually or in the aggregate, have a Material Adverse Effect on CIT.

                  (f) Litigation. As of the Closing Date, other than as set forth on Section 5.9 of the CIT Disclosure Schedule, neither CIT nor any of the CIT Subsidiaries shall be a party to any legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against CIT or any of the CIT Subsidiaries which has had or is reasonably expected to have a Material Adverse Effect on CIT.

                  (g) Regulatory Conditions. No Primary Approval shall have imposed any condition or restriction that would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable, in the reasonable good faith judgment of Newcourt, the consummation of the transactions contemplated hereby.

           8.4.  No Adverse DKB Regulatory Condition; No Adverse Amendment.
 (a) In addition to the other conditions set forth in this Article VIII, if any approval of the Federal Reserve Board, the OSFI, the Minister of Finance of Canada or the Governor in Council of Canada required to consummate the transactions contemplated hereby (including the Arrangement) shall have imposed any condition or restriction on DKB or any of its Subsidiaries, other than (x) any conditions or restrictions that relate to the business, activities or investments of Newcourt or CIT or any of their respective Subsidiaries but do not relate to the business, activities or investments of DKB or any of its Subsidiaries (other than Newcourt, CIT or any of their respective Subsidiaries), and (y) any existing requirement, restriction or condition imposed by any such regulatory authority with respect to DKB or any of its Subsidiaries on or prior to the date hereof, the parties hereto shall not effect the Arrangement unless such condition or restriction is satisfactory to DKB in its sole reasonable judgment.

                  (b) If the Ministry of Finance of Japan, the Financial Supervisory Agency of Japan or any other Japanese regulatory authority shall have imposed any requirement on DKB with respect to the transactions contemplated hereby (including the Arrangement) that would reasonably be expected to have a material adverse effect on the business or financial condition of DKB and its Subsidiaries (other than CIT and its Subsidiaries), taken as a whole, the parties hereto shall not effect the Arrangement without the prior written consent of DKB.

                  (c) Newcourt and CIT shall not amend or modify this Agreement in any manner that would (i) increase the Exchange Ratio or alter the form of the consideration payable to the shareholders of Newcourt hereunder, (ii) extend the Outside Termination Date, (iii) result in a change in the structure of the transactions contemplated hereby, or (iv) alter or amend Section 7.13 hereof, or otherwise enter into any agreements addressing the composition of the Board of Directors of New CIT (other than the Voting Agreements referred to in the Recitals to this Agreement) or any current or future Chief Executive Officer of CIT (in each case other than the agreements set forth herein) unless such amendment or modification is satisfactory to DKB in its sole reasonable judgment.

                  (d) The provisions of this Section 8.4 may not be amended or waived by the parties without the prior written consent of DKB.

                  (e) The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, DKB.

           8.5. Satisfaction of Conditions. The conditions precedent set forth in Sections 8.1, 8.2, 8.3 and 8.4 shall be conclusively deemed to have been satisfied or waived when, with the agreement of Newcourt and CIT and absent a prior written objection from DKB under Section 8.4, a certificate of arrangement in respect of the Arrangement is issued by the Director.


                                 ARTICLE IX

                         TERMINATION AND AMENDMENT

           9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Arrangement by the shareholders of both Newcourt and CIT:

                  (a) by mutual consent of Newcourt and CIT in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

                  (b) by either CIT or Newcourt upon written notice to the other party (i) from and after the 30th day after the date on which any request or application for a Primary Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Primary Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if the party seeking to terminate this Agreement shall have failed to perform or observe the covenants and agreements of such party set forth herein (including Section 7.4(b)); provided further, however, that in no event shall either party have the right to terminate this Agreement pursuant to this Section 9.1(b) at any time before December 31, 1999; or (ii) subject to Section 7.4(b), if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Arrangement;

                  (c) by either CIT or Newcourt if the Arrangement shall not have been consummated on or before January 31, 2000 (the "Outside Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                  (d) by either CIT or Newcourt (provided that the terminating party shall not be in material breach of any of its obligations under Section 7.3) if any approval of the shareholders of Newcourt required for the consummation of the Arrangement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

                  (e) by either CIT or Newcourt (provided that the terminating party shall not be in material breach of any of its obligations under Section 7.3) if any approval of the shareholders of CIT required for the consummation of the Arrangement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

                  (f) by either CIT or Newcourt (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(f) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by Newcourt) or Section 8.3(a) (in the case of a breach of representation or warranty by CIT);

                  (g) by either CIT or Newcourt (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

                  (h) by Newcourt, without any further action, if Newcourt shall have entered into an Acquisition Agreement with any party other than CIT as permitted by and in accordance with Section 7.3 hereof;

                  (i) by CIT, if either the Dell Contract or the Lucent Contract shall have been terminated, or either of the conditions contained in Sections 8.2(d) and 8.2(e) shall have otherwise become incapable of being satisfied; or

                  (j) by CIT, if, at any time after the date of this Agreement, any of the persons listed on Section 8.2(f) of the Newcourt Disclosure Schedule shall not be serving as an officer of Newcourt.

           9.2. Effect of Termination. (a) In the event of termination of this Agreement by either CIT or Newcourt as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

                  (b)  If Newcourt terminates this Agreement pursuant to
 Section 9.1(h), Newcourt shall pay to CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds on the date of termination. The "Newcourt Fee Amount" shall be $105 million; provided, however, that if the Stock Option Agreement shall terminate pursuant to the last sentence of Section 2(a) of the Stock Option Agreement, the Newcourt Fee Amount shall be $120 million less any amounts paid by Newcourt to CIT pursuant to the terms of the Stock Option Agreement.

                  (c) In the event that an Acquisition Proposal with respect to Newcourt or any of its Subsidiaries shall have been made known to Newcourt or any of its Subsidiaries and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Newcourt generally, and thereafter (x) this Agreement is terminated by either Newcourt or CIT pursuant to Section 9.1(d) of this Agreement, and (y) within twelve months of such termination Newcourt or any of its Subsidiaries enters into any Newcourt Acquisition Agreement (as defined below) or consummates a Newcourt Takeover Proposal (as defined below), then upon the first occurrence of any of the events contemplated by clause (y) Newcourt shall pay CIT a termination fee equal to the Newcourt Fee Amount by wire transfer of same day funds. "Newcourt Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of Newcourt and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of Newcourt, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of Newcourt, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Newcourt or the Newcourt Common Shares (or any one or more of Newcourt's Subsidiaries, if the business of such Subsidiary or all of such Subsidiaries constitutes 50% or more of the net revenues, net income or assets of Newcourt and its Subsidiaries taken as a whole), other than the transactions contemplated by this Agreement. "Newcourt Acquisition Agreement" shall mean any agreement, letter of intent or other binding agreement relating to any transaction of the type described in the definition of Newcourt Takeover Proposal.

                  (d) In the event that an Acquisition Proposal with respect to CIT or any of its Subsidiaries shall have been made known to CIT or any of its Subsidiaries and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of CIT generally, and thereafter (x) this Agreement is terminated by either Newcourt or CIT pursuant to Section 9.1(e) of this Agreement, and (y) within twelve months of such termination CIT or any of its Subsidiaries enters into any CIT Acquisition Agreement (as defined below) or consummates a CIT Takeover Proposal (as defined below), then upon the first occurrence of any of the events contemplated by clause (y) CIT shall pay Newcourt a termination fee equal to $120 million by wire transfer of same day funds. "CIT Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the assets of CIT and its subsidiaries taken as a whole, or 50% or more of the outstanding voting securities of CIT, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the outstanding voting securities of CIT, or any merger, amalgamation, plan of arrangement, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CIT or the CIT Common Shares (or any one or more of CIT's Subsidiaries, if the business of such Subsidiary or all of such Subsidiaries constitutes 50% or more of the net revenues, net income or assets of CIT and its Subsidiaries taken as a whole), other than the transactions contemplated by this Agreement. "CIT Acquisition Agreement" shall mean any agreement, letter of intent or other binding agreement relating to any transaction of the type described in the definition of CIT Takeover Proposal.

                  (e) Newcourt and CIT agree that the agreements contained in Sections 9.2(b), 9.2(c) and 9.2(d) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other party any fee due under Section 9.2(b), 9.2(c) or 9.2(d), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

           9.3. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Arrangement by the shareholders of either Newcourt or CIT; provided, however, that after any approval of the transactions contemplated by this Agreement by Newcourt's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Newcourt shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

           9.4. Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                 ARTICLE X

                             GENERAL PROVISIONS

           10.1. Closing. Subject to the terms and conditions of this Agreement, the closing of the Arrangement (the "Closing") will take place at 10:00 a.m. on the third business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing)(the "Closing Date"), at the offices of Schulte Roth & Zabel LLP unless another time, date or place is agreed to in writing by the parties hereto, provided, however, that if such third business day is the sixteenth day or later day of a month, then the Closing Date shall be the last day of such month so as to permit the preparation and delivery of the Final Net Worth Statement as of the end of the immediately preceding month.

           10.2. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

           10.3. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except that Newcourt shall bear and pay 50% of, and CIT shall bear and pay 50% of, the costs and expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Proxy Circular (including SEC filing fees).

           10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail

 (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)  if to CIT, to:

                     The CIT Group, Inc.
                     1211 Avenue of the Americas
                     New York, New York  10036

                     Attention:  Ernest Stein, Esq.

                     with copies to:

                     Schulte Roth & Zabel LLP
                     900 Third Avenue
                     New York, New York  10022

                     Attn:  Marc Weingarten, Esq.

                     and

                     Goodman Phillips & Vineberg
                     1501 McGill College Avenue, 26th Floor
                     Montreal, Quebec

                     Attn:  Sidney Horn, Esq.

                     and

                  (b)  if to Newcourt, to:

                     Newcourt Credit Group Inc.
                     2 GateHall Center
                     Parsippany, New Jersey  07924

                     Attention:  David F. Banks, Chairman

                     with copies to:

                     Skadden, Arps, Slate, Meagher
                          & Flom LLP
                     919 Third Avenue
                     New York, New York  10022

                     Attn:  William S. Rubenstein, Esq.

                     and

                     Blake, Cassels & Graydon
                     Box 25 Commerce Court West
                     Toronto, Canada  M5L 1A9

                     Attn:  Gordon Currie, Esq.

           10.5. Interpretation. Unless otherwise explicitly indicated, all references in this Agreement to "dollars," "$" or "US$" are intended to refer to United States dollars. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 5, 1999. No provision of this Agreement shall be construed to require Newcourt, CIT or any of their respective Subsidiaries or affiliates to take any action, or refrain from taking any action, where taking or refraining from taking such action would violate any applicable law (whether statutory or common), rule or regulation.

           10.6. Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

           10.7. Entire Agreement. This Agreement (including the documents and the instruments referred to herein or delivered in connection herewith) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

           10.8. Governing Law. This Agreement and the other documents delivered in connection herewith (including the Releases) shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law.

           10.9. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

           10.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

           10.11. Publicity. Except as otherwise required by law or the rules of the ME, the TSE or the NYSE, so long as this Agreement is in effect, neither CIT nor Newcourt shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

           10.12. Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

           10.13. No Personal Liability. (a) No director or officer of Newcourt shall have any personal liability whatsoever to CIT under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Newcourt.

                  (b) No director or officer of CIT shall have any personal liability whatsoever to Newcourt under this Agreement, or any other document delivered in connection with the Arrangement on behalf of CIT.

           IN WITNESS WHEREOF, CIT and Newcourt have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                           THE CIT GROUP, INC.


                           By    /s/  Albert R. Gamper
                                 -----------------------------
                              Name:  Albert R. Gamper
                              Title: President and Chief Executive Officer


                           NEWCOURT CREDIT GROUP INC.


                           By   /s/ David F. Banks
                                ------------------------------
                              Name:  David F. Banks
                              Title: Chairman


                           By   /s/ David D. McKerroll
                                ------------------------------------
                                Name:  David D. McKerroll
                                Title: President, Corporation Finance



                                                                 APPENDIX I

                Executive Officers Signing Voting Agreement


                   Steven K. Hudson
                   Bradley D. Nullmeyer
                   David D. McKerroll
                   Daniel A. Jauernig
                   Scott J. Moore
                   David J. Sharpless



                THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
                 CERTAIN PROVISIONS CONTAINED HEREIN AND TO
                       RESALE RESTRICTIONS UNDER THE
                      SECURITIES ACT (ONTARIO) AND THE
                     SECURITIES ACT OF 1933, AS AMENDED


           STOCK OPTION AGREEMENT, dated August 5, 1999, between Newcourt Credit Group Inc., an Ontario corporation ("Issuer"), and The CIT Group, Inc., a Delaware corporation ("Grantee").

                            W I T N E S S E T H:

           WHEREAS, Grantee and Issuer have entered into an Amended and Restated Agreement and Plan of Reorganization of even date herewith (as the same may be amended or supplemented, the"Reorganization Agreement"), which agreement has been executed by the parties hereto immediately prior to the execution of this Stock Option Agreement (this "Agreement") and provides that Grantee shall combine with Issuer pursuant to a Plan of Arrangement in the form attached to the Reorganization Agreement (the "Plan of Arrangement"), upon the terms and subject to the conditions set forth in the Reorganization Agreement; and

           WHEREAS, as a condition to Grantee's entering into the Reorganization Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined);

           NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

           1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof (including Section 2(a) hereof), up to 22,273,249 fully paid and nonassessable common shares ("Common Shares") of Issuer at a price of $15.6875 per share (the "Option Price"); provided, however, that in no event shall the number of Common Shares for which this Option is exercisable exceed 15% of the Issuer's issued and outstanding Common Shares without giving effect to any shares subject to or issued pursuant to the Option. The number of Common Shares that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

           (b)  In the event that any additional Common Shares are either
 (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of Common Shares subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 15% of the number of Common Shares then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Reorganization Agreement.

           2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, (A) both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined) and
 (B) approval for the grant of the Option and the issuance of the Common Shares hereunder has been received from The Toronto Stock Exchange (the "TSE") and the Montreal Stock Exchange (the "ME") (collectively, the "Exchange Approvals"), provided, however, that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within ninety (90) days following such Subsequent Triggering Event (or such longer period as provided in Section 10). Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Plan of Arrangement); (ii) termination of the Reorganization Agreement in accordance with the provisions thereof, other than a termination by either Issuer or Grantee pursuant to Section 9.1(d) of the Reorganization Agreement following the occurrence of an Initial Triggering Event (as defined below); or (iii) the passage of 12 months after a termination of the Reorganization Agreement by either Issuer or Grantee pursuant to Section 9.1(d) thereof if such termination follows the occurrence of an Initial Triggering Event. The term "Holder" shall mean the holder or holders of the Option. Issuer agrees to use its reasonable best efforts to obtain the Exchange Approvals as expeditiously as possible following the date of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, in the event that either of the Exchange Approvals has not been obtained prior to the time that the termination fee provided for in Section 9.2(b) or 9.2(c) of the Reorganization Agreement becomes payable to the Grantee by Issuer, then this Agreement and the Option granted hereunder shall terminate and shall have no further force or effect.

           (b) An "Initial Triggering Event" shall be deemed to have occurred for purposes of this Agreement if, at any time following the date of this Agreement, (i) an Acquisition Proposal (as defined in the Reorganization Agreement) with respect to Issuer or any of its Subsidiaries shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Issuer generally, or (ii) a Newcourt Acquisition Agreement is entered into concurrently with a termination by Issuer of the Reorganization Agreement pursuant to Section 9.1(h) thereof.

                    (c) A "Subsequent Triggering Event" shall be deemed to have occurred for purposes of this Agreement if, at any time following the date of this Agreement, Issuer or any of its Subsidiaries enters into a Newcourt Acquisition Agreement or consummates a Newcourt Takeover Proposal (each as defined in the Reorganization Agreement), other than a Newcourt Acquisition Agreement entered into concurrently with a termination of the Reorganization Agreement by Issuer pursuant to Section 9.1(h) thereof.

                    (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has notice (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

                    (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than sixty
 (60) business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, however, that if prior notification to or approval of the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada) or any other regulatory authority is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed.
 Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

                    (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the Common Shares purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

                    (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this
 Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of Common Shares purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

                    (h) Certificates for Common Shares delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                    "The transfer of the shares represented by this certificate may be subject to certain provisions of a stock option agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended, the Securities Act (Ontario) and other Canadian securities legislation. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

 It is understood and agreed that: (i) the respective references to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Act (Ontario) (the "Ontario Act") and other Canadian securities legislation in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of an opinion or opinions of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act, the Ontario Act or any other Canadian securities legislation; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                    (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the Common Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such Common Shares shall not then be actually delivered to the Holder. Issuer shall pay all expenses and any and all federal, provincial, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of share certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

                    3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued Common Shares so that the Option may be exercised without additional authorization of Common Shares after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Shares; (ii) that it will not, by amendment to its articles or by-laws or through reorganization, consolidation, amalgamation, plan of arrangement, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer;
 (iii) promptly to take all action as may from time to time be required (including, if required, (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. section 18a and the Competition Act (Canada) and the respective regulations promulgated thereunder and (y) in the event, under any Canadian and/or United States federal, provincial or state banking or other law or regulation prior approval of or notice to the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada), the responsible minister under the Investment Canada Act or any other government or regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board, the applicable regulatory authority under the Bank Act (Canada), the responsible minister under the Investment Canada Act or such other federal, provincial or state government or regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue Common Shares pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

                    4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Common Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

                    5. In addition to the adjustment in the number of Common Shares that are purchasable upon exercise of the Option pursuant to
 Section 1 of this Agreement, the number of Common Shares purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Shares by reason of stock dividends, split-ups, mergers, amalgamations, recapitalizations, combinations, subdivisions, consolidations, conversions, exchanges of shares, distributions on or in respect of the Common Shares, or the like, the type and number of Common Shares purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement or resolution governing any such transaction or event to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

                    6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the Common Shares issued pursuant hereto) delivered within ninety (90) days of such Subsequent Triggering Event (or such longer period as provided in Section
 10), promptly prepare, file and keep current a registration statement under the 1933 Act covering this Option and any Common Shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any Common Shares issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Issuer shall also, if required under the Securities Act (Ontario) and other applicable Canadian provincial securities legislation in connection with a sale by Grantee of Common Shares issued pursuant hereto, file and obtain a receipt for a (final) prospectus from the Ontario Securities Commission and other applicable Canadian securities regulatory authorities. Grantee shall have the right to demand up to two (2) registrations and/or prospectus filings pursuant to this Section 6 (e.g., two registrations and no prospectus filings, two prospectus filings and no registrations or one of each). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares or the filing of a prospectus as provided above, Issuer is in registration or has filed a prospectus with respect to an underwritten public offering of Common Shares, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the Common Shares offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement or prospectus contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement and/or prospectus for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement and/or prospectus to be filed hereunder. If requested by any such Holder in connection with such registration and/or prospectus offering, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two (2) registrations and/or prospectus filings pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

                    7. (a) Notwithstanding anything to the contrary contained in this Agreement (but subject to applicable law and the last sentence of Section 2(a) of this Agreement), at or at any time within the 30-day period immediately following such time as the termination fee provided for in Section 9.2(b) or 9.2(c) of the Reorganization Agreement becomes payable to Grantee by Issuer, and prior to any exercise of the Option, upon two business days' prior written notice given by Grantee, Issuer (or any successor thereto pursuant to Section 8 of this Agreement) shall repurchase the Option from the Grantee, in whole but not in part, at a price (the "Option Repurchase Price") equal to (i) $15 million.

                    (b) Grantee may exercise its right to require Issuer to repurchase the Option pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement accompanied by a written notice stating that Grantee elects to require Issuer to repurchase this Option in accordance with the provisions of this Section 7. Within two business days after the surrender of the Option and the receipt of such notice relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee the portion of the Option Repurchase Price that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to Grantee the Option Repurchase Price in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), Grantee may revoke its notice of repurchase of the Option, either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to Grantee that portion of the Option Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver to Grantee a new Stock Option Agreement evidencing the right of Grantee to purchase that number of Common Shares obtained by multiplying the number of Common Shares for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to Grantee and the denominator of which is the Option Repurchase Price.

                    8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to amalgamate or consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and in the case of a consolidation or merger shall not be the continuing or surviving corporation of such consolidation or merger,
 (ii) to permit any person, other than Grantee or one of its Subsidiaries, to amalgamate with or merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such amalgamation, consolidation or merger, the then outstanding Common Shares shall be changed into or exchanged for shares or other securities of any other person or cash or any other property or the then outstanding Common Shares shall after such amalgamation, consolidation or merger represent less than 50% of the outstanding voting shares and voting share equivalents of the amalgamated or merged company, or (iii) to sell or otherwise transfer all or a substantial portion of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

                    (b)  The following terms have the meanings indicated:

                         (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation, amalgamation or merger with Issuer (if other than Issuer),
               (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

                         (2) "Substitute Common Shares" shall mean the common shares issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                         (3)  "Assigned Value" shall mean the highest of
               (i) the price per Common Share at which a tender offer or exchange offer therefor has been made, (ii) the price per Common Share to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for Common Shares within the six-month period immediately preceding the date of consummation of the transaction contemplated by Section 8(a) hereof, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to Issuer, divided by the number of Common Shares of Issuer outstanding at the time of such sale. In determining the Assigned Value, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to Issuer.

                         (4) "Average Price" shall mean the average closing price on the TSE of a share of the Substitute Common Shares for the one-year period immediately preceding the amalgamation, consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Shares on the day preceding such amalgamation, consolidation, merger or sale; provided, however, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a common share issued by the person amalgamating with or merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

                    (c) The Substitute Option shall have the same terms as the Option, provided, however, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder.
 The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

                    (d) The Substitute Option shall be exercisable for such number of Substitute Common Shares as is equal to the Assigned Value multiplied by the number of Common Shares for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per Substitute Common Share shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of Common Shares for which the Option is then exercisable and the denominator of which shall be the number of Substitute Common Shares for which the Substitute Option is exercisable.

                    (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 15% of the Substitute Common Shares outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 15% of the Substitute Common Shares outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause
 (e). This difference in value shall be determined by a nationally recognized investment banking firm in Canada selected by Grantee and reasonably acceptable to the Acquiring Corporation.

                    (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

                    9.  [reserved]

                    10. The 30-day or 90-day period for exercise of certain rights under Sections 2, 6, 7 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, by reason of such exercise.

                    11. Issuer hereby represents and warrants to Grantee as follows:

                    (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

                    (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of Common Shares equal to the maximum number of Common Shares at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized and, subject to the receipt of the Exchange Approvals and compliance with any conditions contained therein, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

                    12. Grantee hereby represents and warrants to Issuer that:

                    (a) Grantee has full corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly and validly executed and delivered by Grantee.

                    (b) The Option is not being, and any Common Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under both the Ontario Act and the 1933 Act.

                    13. (a) Notwithstanding anything to the contrary contained herein, in no event shall Grantee's Total Profit (as defined below in Section 13(c) hereof) exceed $15 million.

                    (b) Notwithstanding anything to the contrary contained herein, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below in Section 13(d) hereof) of more than $15 million; provided, however, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

                    (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) any amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 7 hereof, (ii) (x) the cash amounts received by Grantee pursuant to the arm's-length sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any party not affiliated with Grantee, less (y) the aggregate purchase price paid by Grantee with respect to such Option Shares, (iii) any amounts received by Grantee pursuant to the transfer of the Option (or any portion thereof) to any party not affiliated with Grantee, and (iv) any equivalent amounts with respect to the Substitute Option.

                    (d) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Shares on the TSE as of the close of business on the preceding trading day (less customary brokerage commissions).

                    14. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof and compliance with applicable securities laws, may assign in whole or in part its rights and obligations hereunder within ninety (90) days following such Subsequent Triggering Event (or such longer period as provided in Section 10); provided, however, that until the date 15 days following the later of the dates on which the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada) approves an application by Grantee to acquire the Common Shares subject to the Option, Grantee may not assign its rights under the Option except in
 (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada).

                    15. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the Common Shares issuable hereunder on the TSE, the ME and The New York Stock Exchange upon official notice of issuance and applying to the Federal Reserve Board and the applicable regulatory authority under the Bank Act (Canada) for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to any United States state banking authorities for approval to acquire the Common Shares issuable hereunder until such time, if ever, as it deems appropriate to do so.

                    16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

                    17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a U.S. or Canadian federal, state or provincial regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of Common Shares provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

                    18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Reorganization Agreement.

                    19. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                    20. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                    21. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                    22. Except as otherwise expressly provided herein or in the Reorganization Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

                    23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Reorganization Agreement. Unless otherwise explicitly indicated, all references in this Agreement to "dollars," "$" or "US$" are intended to refer to United States dollars.

                    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf as of the date first above written.


                                       NEWCOURT CREDIT GROUP INC.



                                       By: /s/ David F. Banks
                                           ----------------------------
                                          Name:  David F. Banks
                                          Title: Chairman


                                       By: /s/ David D. McKerroll
                                           ------------------------------
                                          Name:  David D. McKerroll
                                          Title: President, Corporation
                                                 Finance


                                       THE CIT GROUP, INC.


                                       By: /s/ Albert R. Gamper
                                           ------------------------------
                                          Name:  Albert R. Gamper
                                          Title: President and Chief Executive
                                                 Officer





                    Analyst's Presentation


        Certain of the following information, which was set forth in the Analysts' Presentation made on August 5, 1999, including, without limitation, that concerning the financial projections of the combined companies, the business and operating strategy of the combined companies, CIT's prospective liquidity, the adjustment to the combined companies' balance sheet, the combined companies' business, the reduction in the combined companies' expenses, the intent to reduce the combined companies' volume of securitizations and the overall anticipated effect on CIT of the proposed business combination, constitutes forward-looking statements concerning the combined companies' operations, economic performance and financial condition. Because such statements reflect risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements. Factors that could cause such differences include but are not limited to risks of economic slowdown or downturn, risks inherent in changes in the prevailing interest rates, unanticipated difficulties in combining the management, operations or cultures of CIT and Newcourt, cost savings that are not realized or are not realized within the time anticipated, risks associated with the value and recoverability of leased equipment, adequacy of credit reserves for credit losses, funding opportunities and borrowing costs, changes in regulations governing the combined companies' business and operations, competitive factors, issues associated with year 2000 compliance and uncertainties associated with risk management, including credit risk management, asset/liability management and interest rate risk management.

Analysts' Presentation

CIT disclosed the following financial targets:

o    GAAP accretive by 8% in 2001 and cash accretion of 5% in 2000 and 10%+ in
     2001

o     15% EPS growth

o     15%+ return on tangible common equity

o     14% cash return on common equity

o     Securitization gains reduced to less than 15% of net income by year 2000

o     Synergies:

      -- $150 million in cost savings identified

      -- 70+ bps funding advantage for Newcourt on-balance sheet assets

CIT also disclosed the following financial statistics:

                      Projected Combined Income Statement
--------------------------------------------------------------------------------
                                      Pro forma
                                        1999E      2000E      2001E
--------------------------------------------------------------------------------
Operating results

     CIT-I/B/E/S                          383       431       487
     Newcourt-as adjusted                 160(1)    180       220
                                        -------------------------
     Combined                             543       611       707

After-tax impact of transaction

     Cost savings(2)                                 65        75
     Funding benefit                                 66        97
     Change in securitization
       levels (net)(3)                             (35)         4
     Incremental goodwill
       amortization(4)                              (8)       (8)
                                        -------------------------
     Net transaction benefits/(costs)                88       168

Net income                                          699       875
Original GAAP EPS(5)                              $2.65     $3.00    Long-term
Pro forma GAAP EPS                                $2.63     $3.24    EPS growth
GAAP accretion(6)                                (1.0%)      7.9%      target
                                                                   -------------
EPS growth                                          12%       23%       15%

Pro forma cash EPS                                $2.87     $3.48
Cash EPS accretion                                 5.4%     13.2%
Return on tangible equity                           15%       17%
Cash return on common equity                        13%       14%

-------------------
1 Excludes $56 million pre-tax hedge gain recorded by Newcourt in its first quarter and $34 million pre-tax auto unit sale gain recorded by Newcourt in its second quarter. Net income totals $209 million including these items. ($49 million combined after tax)
2 Total identified cost savings equal to $150 million, $50 million already reflected in Newcourt expense line.
3 Reflects lowered securitization volumes (reduced by $1.8 billion in 2000 and $1.5 billion in 2001 from Newcourt's stand-alone projection) and higher loan provision due to higher levels of on-balance sheet finance receivables offset by higher level of finance income due to increased on-balance sheet finance receivables.
4 Calculated based on CIT share price of $26.00 and exchange ratio of .7, subject to adjustment based on CIT share price fluctuation. Assumes 25-year amortization schedule.
5 Analysts' pre-March transaction consensus EPS estimate of $2.65 for 2000 and an assumed EPS for 2001 based on analysts' pre-March transaction consensus 13% long-term growth rate.
6 Analysts' pre-March transaction consensus EPS estimate of $2.65 for 2000 and an assumed EPS for 2001 based on analysts' pre-March transaction consensus 13% long-term growth rate.

                     Projected Year 2000 Transaction Impact
--------------------------------------------------------------------------------
                                                       Estimated 2000
                                           -------------------------------------
                                           1st half      2nd half     Full year
--------------------------------------------------------------------------------
Operating results
CIT                                         $210          $221          $431
Newcourt - as adjusted                        80           100           180
                                           -------------------------------------
  Combined earnings                          290           321           611

After-tax impact of transaction
  Cost savings                                26            39            65
  Funding benefit                             31            35            66
  Change in securitization levels (net)     (23)          (12)          (35)
  Incremental goodwill amortization          (4)           (4)           (8)
                                           -------------------------------------
  Total                                       30            58            88

Pro forma earnings                           320           379           699
Original GAAP EPS                          $1.29         $1.36         $2.65
Pro forma EPS                              $1.20         $1.43         $2.63
GAAP accretion                            (7.0%)          5.1%        (1.0%)

-------------------------------------------------------------------------------

                          Projected Capital Generation
-------------------------------------------------------------------------------
$ millions
                                                 2000E                 2001E
-------------------------------------------------------------------------------
Beginning tangible equity(1)                    $4,433                $5,126

+    net income                                   $699                  $875

+    goodwill amortization                         $64                   $64

-    dividend                                    $(70)                 $(88)

Ending tangible equity(1)                       $5,126                $5,977


Internal capital generated                        $693                  $851

Internal capital generation rate (%)               16%                   17%


Total managed asset growth (%)(2)                  12%                   12%

Core managed asset growth                         13+%                  13+%
--------------------------------------------------------------------------------

-------------------
1  Tangible equity defined as common and preferred equity less goodwill
2 Net of dispositions of non-strategic business units and pruning of lower profitability volumes

                       Estimated Pro Forma Balance Sheet
                          Adjustment at June 30, 1999
--------------------------------------------------------------------------------
$ millions
                                                            Estimated pro forma
                                                               adjustments(1)
                                                            --------------------
Fair value adjustments

Commercial loans                                                       $200(2)
Lease receivables                                                       175(3)
Other assets                                                            100(4)
Fixed rate senior notes                                                 250(5)
                                                           --------------------
Pre-tax fair value adjustments                                          725
Tax effects on fair value adjustments                                  (300)
                                                            --------------------
After-tax fair value adjustments                                       $425

Restructuring charge                                                   $200(6)

         Total net adjustments to net assets acquired                  $625

---------------
1 These estimates and the allocation of the purchase price have not been finalized and the portion of the purchase price allocated to fair value adjustments and goodwill is subject to change. The fair value of net assets acquired will be determined as of the closing date and is subject to revision as additional information becomes available
2 Adjustment reflects the estimated decrease in carrying value required in connection with the acquisition to conform to CIT's credit policies and practices, as well as post-acquisition strategies for problem loan resolution
3  Adjustment to reflect the future realizability of estimated lease residuals
4 Adjustment to fair value of other assets, including retained interest in securitizations
5 Mark-to-market of fixed rate debt and debt-related hedges based upon current market interest rates
6  Preliminary estimate


                            Pro Forma Capitalization
--------------------------------------------------------------------------------
$ millions
                                          June 1999
                             ---------------------------------------    Leverage
                               CIT         Newcourt      Pro forma(1)   targets
--------------------------------------------------------------------------------

Managed finance assets      $28,396       $22,388(2)      $50,409

Market capitalization(3)      4,218         2,699           6,917

Total debt                   19,835         11,846         31,931

Total equity(4)               3,096         3,103           5,700

Tangible equity               2,748         1,851           3,974

Tangible common equity        2,498         1,851           3,724

Debt/tangible equity          7.2x           6.4x            8.0x    7.50x-7.75x

Tangible equity/managed
  finance assets              9.7%           8.3%            7.9%     8.5%-9.0%
-------------------------------------------------------------------------------

---------------------
1 Transaction adjustments include a $625 million after-tax purchase accounting adjustment
2  Managed finance assets exclude $2,075 million in Newcourt syndications
3 Based on CIT share price of $26, and Newcourt market capitalization based upon transaction exchange ratio
4  Includes preferred equity